UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
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Apple Inc.

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Apple Inc.

Notice of 2020 Annual Meeting of
Shareholders and Proxy Statement

Attending the Annual Meeting – Advance Registration Required

We are pleased to welcome shareholders to Steve Jobs Theater at Apple Park for the 2020 Annual Meeting. To accommodate as many attendees as possible, we have established a registration process. Shareholders will need to register in advance at proxyvote.com beginning at 8:00 a.m. Pacific Time on February 4, 2020. Registration will be on a first-come, first-served basis. Only shareholders as of the Record Date who have registered in advance and have a valid confirmation of registration will be admitted to the meeting. Please note that due to space constraints and security concerns, we will not be able to provide access to the Annual Meeting or the Apple campus to any shareholders who have not registered in advance.

Your proxy materials will include a unique control number to be used at proxyvote.com to vote your shares and register to attend the meeting. If you have any questions about proxyvote.com or your control number, please contact the bank, broker, or other organization that holds your shares. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

No recording is allowed at the Annual Meeting. This includes photography, audio recording, and video recording. In addition, the use of mobile phones, tablets, or computers is strictly prohibited. Attendees are welcome to visit the Apple Park Visitor Center after the Annual Meeting, but we are not able to accommodate tours of the campus.

Even if you receive a valid confirmation of registration and plan on attending the Annual Meeting in person, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to ensure that your vote will be represented at the Annual Meeting. We reserve the right to revoke admission privileges or to eject an attendee for behavior likely to cause damage, injury, disruption, or annoyance or for failure to comply with reasonable requests or the rules of conduct for the meeting, including time limits applicable to attendees who are permitted to speak.

In this Proxy Statement, the terms "Apple," "we," and "our" refer to Apple Inc. Information presented in this Proxy Statement is based on Apple's fiscal calendar.

These materials were first sent or made available to shareholders on January 3, 2020.



Apple Inc.

Notice of 2020 Annual Meeting of Shareholders

Steve Jobs Theater   February 26, 2020

Apple Park   9:00 a.m. Pacific Time

Cupertino, California 95014

The Notice of Meeting, Proxy Statement, and Annual Report on Form 10-K
are available free of charge at investor.apple.com.

Items of Business

(1)   To elect to the Board of Directors the following seven nominees presented by the Board: James Bell, Tim Cook, Al Gore, Andrea Jung, Art Levinson, Ron Sugar, and Sue Wagner;

(2)   To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm for 2020;

(3)   To vote on an advisory resolution to approve executive compensation;

(4)   To vote on the shareholder proposals set forth in the Proxy Statement, if properly presented at the Annual Meeting; and

(5)   To transact such other business as may properly come before the Annual Meeting and any postponements or adjournments thereof.

Record Date

Close of business on January 2, 2020

Sincerely,

Katherine Adams
Senior Vice President,
General Counsel and Secretary

Cupertino, California
January 3, 2020

Your vote is important. Please vote.

Table of Contents

Proxy Statement Summary

This summary provides an overview of the Annual Meeting, the proposals that will be acted on, how to vote your shares, and information about our corporate governance and executive compensation program.

Annual Meeting

2020 Annual Meeting of Shareholders

Steve Jobs Theater
Apple Park
Cupertino, California 95014

February 26, 2020
9:00 a.m. Pacific Time

The Record Date for the Annual Meeting is January 2, 2020. Only shareholders of record as of the close of business on this date are entitled to vote at the Annual Meeting.

Items of Business and Voting Recommendation

	Proposal	Recommendation of the Board	Page
1.	Election of Directors	**FOR** *each of the nominees*	54
2.	Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**	55
3.	Advisory Vote to Approve Executive Compensation	**FOR**	57
4.	*Shareholder Proposal* Shareholder Proxy Access Amendments	**AGAINST**	58
5.	*Shareholder Proposal* Sustainability and Executive Compensation	**AGAINST**	61
6.	*Shareholder Proposal* Policies on Freedom of Expression	**AGAINST**	64

How to Vote

To vote online, visit proxyvote.com and enter the control number found in your Notice of Internet Availability.

You may also vote prior to the Annual Meeting by phone or by mail, or in person at the Annual Meeting if you have registered in advance and have a valid confirmation of registration. For more detailed information, see Voting Procedures beginning on page 76.

Your vote is important. Please vote.

Corporate Governance

Our corporate governance structure fosters principled actions, informed and effective decision-making, and appropriate monitoring of compliance and performance.

Excellence on our Board	• Separation of the Chairman and CEO roles allows our CEO to focus his time and energy on operating and managing Apple while leveraging our independent Chairman's experience and perspectives • Annual elections for all directors so that director terms are not staggered • Majority voting standard for uncontested elections of directors provides accountability to shareholders • Annual Board and Board committee evaluations led by the independent Chairman • All members of our Audit and Finance Committee are financial experts • Half of our Board and committee leadership positions are held by women
Progressive Shareholder Rights	• Single class of shares so that all shareholders have an equal vote • Proxy access rights allowing up to 20 shareholders owning at least 3% of shares continuously for three years to nominate up to 20% of the Board • Right to call special meetings for shareholders owning at least 10% of outstanding shares
Long-Term Shareholder Alignment	• Prohibition on short sales, transactions in derivatives, and hedging of Apple stock by employees, directors, and executive officers; prohibition on pledging of Apple stock by directors and executive officers • Robust stock ownership guidelines for directors and executive officers

Board of Directors and Committees

	Audit and Finance Committee	Compensation Committee	Nominating and Corporate Governance Committee	Independent	# of Other Public Company Boards
James Bell	●			✔	3
Tim Cook *CEO*					1
Al Gore		●	●	✔	0
Andrea Jung		Chair	●	✔	2
Art Levinson *Independent Chairman*		●		✔	0
Ron Sugar	Chair			✔	4*
Sue Wagner	●		Chair	✔	2

* On December 18, 2019, Air Lease Corporation announced that Dr. Sugar had provided notice to the Air Lease board of directors that he would not stand for re-election at the end of his current term on that board in May 2020.

For a detailed discussion of our corporate governance and directors, please see the section entitled "Corporate Governance" beginning on page 11 and the section entitled "Directors" beginning on page 17.

Executive Compensation Program

Our executive compensation program is designed to motivate and reward exceptional performance in a straightforward and effective way, while also recognizing the remarkable size, scope, and success of Apple's business.

Consistent and Effective Program Design

We follow clear guiding principles in the design of the compensation program for our named executive officers and are committed to sound compensation policies and practices. The overall design of our compensation program and each of its three primary components have remained consistent year-over-year.

Annual Base Salary
- Fixed element of annual compensation
- *No change to base salary levels for 2019*

Annual Cash Incentive
- Short-term cash incentive with variable payout opportunities based on net sales and operating income results measured against annual performance goals
- *No change to payout opportunities for 2019*

Long-Term Equity Awards
- Long-term equity incentives in the form of time-based and performance-based restricted stock units ("RSUs") with multi-year vesting schedules
- *No change to equity award design for 2019*

Aligned with Shareholder Interests and Company Performance



94%

Say-on-Pay Approval

- Annual cash incentive opportunities are capped and have challenging performance goals tied to key measures of overall company performance and profitability
- *Annual cash incentives paid out at 128% of target for 2019, down from the maximum 200% of target paid for 2018*

- Performance-based RSUs generally vest based on Apple's total shareholder return relative to companies in the S&P 500 over a three-year performance period
- *In 2019, performance-based RSUs vested at maximum based on Apple's outperformance relative to S&P 500 companies, with Apple's total shareholder return greater than 100% over each relevant three-year performance period*

- Shareholders have an annual opportunity to cast an advisory say-on-pay vote and have indicated strong support for our executive compensation program
- *94% of votes cast on the say-on-pay proposal at the 2019 Annual Meeting were voted in favor of the compensation paid to our named executive officers*

For a detailed discussion of our executive compensation program, please see the section entitled "Compensation Discussion and Analysis" beginning on page 30.

Apple Values

This section describes core values at Apple that guide our commitment to leave the world better than we found it and to create powerful tools for others to do the same.

> **We believe that we lead in innovation because we lead with our values.**
>
> Tim Cook
> CEO

Accessibility

apple.com/accessibility

Apple believes accessibility is a fundamental human right and technology should be accessible to everyone.

Our products are powerful and affordable assistive devices, with built-in accessibility features such as VoiceOver, Switch Control, and support for Made for iPhone® hearing aids.

We introduced Voice Control, which allows people, particularly those with physical motor limitations, to fully control their iOS device or Mac® with their voice.

Inclusion & Diversity

apple.com/diversity

We strive to represent the customers and communities we serve—everywhere we operate around the world—because it makes us a better and more innovative company.

We are deeply committed to hiring and promoting inclusively, championing equal pay, increasing diverse representation at all levels, and fostering an inclusive culture that gives every employee the opportunity to do the best work of their lives.

Education

apple.com/education

Apple works alongside educators to unleash the creative potential in every student.

Our products and curriculum bring creative expression into the classroom, and our free Apple Teacher professional learning program helps educators integrate technology and creativity into every lesson.

We have reimagined Everyone Can Code and expanded Everyone Can Create resources to better prepare students for a rapidly changing world.

Environment

apple.com/environment

We prioritize the environment in everything we create, design, power, and manufacture.

All of Apple's global facilities are powered with 100% renewable electricity, and 44 suppliers have committed to 100% renewable electricity for Apple production.

We have continued to transition to recycled and renewable materials in new products, including our most recent iPhone® devices, which use 100% recycled rare earth elements in the Taptic Engine®—a first for a smartphone.

Privacy & Security

apple.com/privacy

Apple believes privacy is a fundamental human right. Every Apple product is designed from the ground up to protect privacy and security.

Great experiences do not have to come at the expense of privacy and security. Instead, they can support them.

To give more control over personal information, we provide a set of dedicated privacy management tools on each user's Data and Privacy page.

Supplier Responsibility

apple.com/supplier-responsibility

Apple cares deeply about the people who build our products and the planet we all share. We hold ourselves and our suppliers to the highest standards, and we share our work openly.

We are on track to provide health education to over one million people in the supply chain to give people the tools to take charge of their well-being. All of our final assembly facilities for iPhone®, iPad®, Mac®, Apple Watch®, AirPods®, and HomePod™ have achieved UL Zero Waste Certification.

Corporate Governance

This section describes Apple's corporate governance framework and the role and structure of our Board.

Role of the Board of Directors

Apple's Board oversees the CEO and other senior management in the competent and ethical operation of Apple on a day-to-day basis and assures that the long-term interests of shareholders are being served. To satisfy the Board's duties, directors are expected to take a proactive, focused approach to their positions to ensure that Apple is committed to business success through the maintenance of high standards of responsibility and ethics.

The Board believes that Apple's governance structure fosters principled actions, informed and effective decision-making, and appropriate monitoring of compliance and performance. Apple's key governance documents, including our Corporate Governance Guidelines, are available at investor.apple.com/investor-relations/leadership-and-governance. The Board met five times during 2019, and each member of the Board attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board held during 2019, and (ii) the total number of meetings held by each committee of the Board on which such member served during 2019.

The Board has determined that all Board members, other than Mr. Cook, are independent under applicable rules of The Nasdaq Stock Market LLC ("Nasdaq").

Board Committees

The Board has a standing Audit and Finance Committee (the "Audit Committee"), Compensation Committee, and Nominating and Corporate Governance Committee (the "Nominating Committee"). The Board has determined that the Chairs of each committee and all committee members are independent under applicable Nasdaq and Securities and Exchange Commission ("SEC") rules for committee memberships. Each committee operates under a written charter adopted by the Board, which is available at investor.apple.com/investor-relations/leadership-and-governance.

Audit Committee

The Audit Committee assists the Board in oversight and monitoring of:

- Apple's financial statements and other financial information provided by Apple to its shareholders and others;

- Compliance with legal, regulatory, and public disclosure requirements;

- The independent auditors, including their qualifications and independence;

- Apple's systems of internal controls, including the internal audit function;

- Treasury and finance matters;

- Enterprise risk management, privacy, and data security; and

- The auditing, accounting, and financial reporting process generally.

The Audit Committee appoints Apple's independent registered public accounting firm and reviews the services performed by such firm. The Audit Committee met nine times during 2019.

Compensation Committee

The Compensation Committee reviews and approves the compensation arrangements for the CEO, Apple's other executive officers, and, to the extent it deems appropriate, other employees; administers Apple's equity compensation plans; reviews and makes recommendations to the Board regarding the compensation of members of the Board and Board committees; and performs such other duties and responsibilities as set forth in its charter. The Compensation Committee's authority to grant equity awards or to take any other action with respect to equity awards (other than the performance of ministerial duties) may not be delegated to Apple's management or others. For a description of the Compensation Committee's processes and procedures, including the roles of its independent compensation consultant and the CEO in support of the Compensation Committee's decision-making process, see the section entitled "Compensation Discussion and Analysis" beginning on page 30. The Compensation Committee met four times during 2019.

Nominating Committee

The Nominating Committee's duties and responsibilities include assisting the Board on matters relating to the identification, selection, and qualification of Board members and candidates nominated to the Board; making recommendations to the Board concerning the size, structure, and composition of the Board and its committees; and overseeing and making recommendations regarding corporate governance matters, including Apple's Corporate Governance Guidelines. The Nominating Committee also oversees the annual Board performance evaluation process, including the format of the annual Board self-evaluation. The Nominating Committee met four times during 2019.

In accordance with its charter and Apple's Corporate Governance Guidelines, the Nominating Committee has evaluated and recommended to the full Board each of the nominees named in this Proxy Statement for election to the Board.

Annual Board and Committee Self-Evaluations

Annual Board Self-Evaluations

The Board conducts an annual self-evaluation that is intended to determine whether the Board, its committees, and each member of the Board are functioning effectively, and to provide them with an opportunity to reflect upon and improve processes and effectiveness.

Dr. Levinson, the independent Chairman of the Board, leads the evaluation process. Dr. Levinson conducts one-on-one discussions with each director to obtain their assessment of the effectiveness and performance of the Board, its committees, and each member of the Board. Board members are also invited to discuss the performance of Dr. Levinson directly with the Chair of the Nominating Committee or another independent director. A summary of the results is presented to the Board on a "no-names" basis identifying any themes or issues that have emerged. The Board considers the results and ways in which Board processes and effectiveness may be enhanced.

Annual Committee Self-Evaluations

Each committee conducts its own annual self-evaluation and reports the results to the Board. Each committee's evaluation includes an assessment of the committee's compliance with Apple's Corporate Governance Guidelines and the committee's charter, as well as ways in which committee processes and effectiveness may be enhanced.

Board Leadership Structure

The Board believes its current leadership structure best serves the objectives of the Board's oversight of management, the Board's ability to carry out its roles and responsibilities on behalf of Apple's shareholders, and Apple's overall corporate governance. The Board also believes that the separation of the Chairman and CEO roles allows our CEO to focus his time and energy on operating and managing Apple, while leveraging our Chairman's experience and perspectives. The Board periodically reviews its leadership structure to determine whether it continues to best serve Apple and its shareholders.

Board Oversight of Risk Management

The Board believes that evaluating the executive team's management of the various risks confronting Apple is one of its most important areas of oversight. In carrying out this critical responsibility, the Board has designated the Audit Committee with primary responsibility for overseeing enterprise risk management. In accordance with this responsibility, the Audit Committee monitors Apple's significant business risks, including financial; operational; privacy; data security; business continuity; tax; legal and regulatory compliance; and reputational risks. The Audit Committee reviews the steps management has taken to monitor and mitigate these risks. With respect to privacy and data security, the Audit Committee reviews reports from Apple's General Counsel and the heads of information security, business conduct and compliance, business assurance, and internal audit. These reports include updates on risk management, Apple's privacy program, and relevant legislative, regulatory, and technical developments.

The Audit Committee is assisted in its risk oversight duties by a Risk Oversight Committee consisting of key members of management, including, among others, Apple's Chief Financial Officer, General Counsel, and head of business assurance. The Risk Oversight Committee reports regularly to the Audit Committee. Senior members of management responsible for risk management across a wide range of areas and functions also report regularly to the Audit Committee.

While the Audit Committee has primary responsibility for overseeing enterprise risk management and reports regularly to the Board, the other Board committees also consider risks within their areas of responsibility and apprise the Board of significant risks and management's response to those risks. For example, the Nominating Committee reviews legal and regulatory compliance risks as they relate to Apple's corporate governance structure and processes, and the Compensation Committee reviews risks related to compensation matters. While the Board and its committees oversee risk management strategy, management is responsible for implementing and supervising day-to-day risk management processes and reporting to the Board and its committees.

In establishing and reviewing Apple's executive compensation program, the Compensation Committee considers whether the program encourages unnecessary or excessive risk-taking and has concluded that it does not. Base salaries are fixed in amount and thus do not encourage risk-taking. Annual cash incentives are capped and payouts are formulaic and tied to specific company financial performance measures. A substantial portion of each executive officer's compensation is in the form of time-based and performance-based equity awards that vest over several years and help align their interests with those of Apple's shareholders in creating long-term shareholder value. The Compensation Committee believes that these awards do not encourage unnecessary or excessive risk-taking because the ultimate value of the awards is tied to Apple's share price performance over several years and because awards are subject to regular vesting schedules.

The Compensation Committee has also reviewed Apple's compensation programs for employees generally and has concluded that these programs do not create risks that are reasonably likely to have a material adverse effect on Apple. The Compensation Committee believes that Apple's cash bonus programs and long-term equity awards provide an effective and appropriate mix of incentives to help ensure performance is focused on long-term shareholder value creation and do not encourage short-term risk taking at the expense of long-term results.

Audit Committee Financial Experts

The Board has determined that each member of the Audit Committee qualifies as an "audit committee financial expert" as defined under applicable SEC rules and also meets the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Code of Ethics

Apple has a code of ethics, titled "Business Conduct: The way we do business worldwide," that applies to all employees, including Apple's principal executive officer, principal financial officer, and principal accounting officer; to the Board; and to independent contractors, consultants, and others who do business with Apple. The code is available at investor.apple.com/leadership-and-governance. Apple intends to disclose any changes in this code or waivers from this code that apply to Apple's principal executive officer, principal financial officer, or principal accounting officer by posting such information to our website or by filing with the SEC a Current Report on Form 8-K, in each case if such disclosure is required by SEC or Nasdaq rules.

Review, Approval, or Ratification of Transactions with Related Persons

The Board has adopted a written policy for approval of transactions between Apple and its directors, director nominees, executive officers, greater than 5% beneficial owners of Apple's common stock or any other class of Apple's equity securities, and each of their respective immediate family members, where the amount involved in the transaction exceeds or is expected to exceed $120,000 in a single calendar year and the related party has or will have a direct or indirect interest in the transaction (other than solely as a result of being a director or less than 10% beneficial owner of another entity). A copy of this policy is available at investor.apple.com/leadership-and-governance. The policy provides that the Audit Committee reviews transactions subject to the policy and determines whether or not to approve or ratify those transactions. In addition, the Audit Committee has delegated authority to the Chair of the Audit Committee to pre-approve or ratify transactions under certain circumstances. In reviewing transactions subject to the policy, the Audit Committee or the Chair of the Audit Committee, as applicable, considers among other factors it deems appropriate:

- The nature and extent of the related person's interest in the transaction;

- The approximate dollar value of the amount involved in the transaction;

- The approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

- Whether the transaction was undertaken in the ordinary course of Apple's business;

- The material terms of the transaction, including whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to Apple than terms that could have been reached with an unrelated third-party;

- The business purpose of, and the potential benefits to Apple of, the transaction;

- Whether the transaction would impair the independence of a non-employee director;

- Required public disclosure, if any; and

- Any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

A summary of new transactions covered by standing pre-approvals established by the Audit Committee, or transactions approved or ratified by the Chair of the Audit Committee, if any, is provided to the Audit Committee for its review.

Transactions with Related Persons

Several of Apple's Board members and executive officers serve as directors or executive officers of other organizations, including organizations with which Apple has commercial and charitable relationships. Apple does not believe that any director had a direct or indirect material interest in any such relationships during 2019.

Attendance of Directors at Annual Meetings of Shareholders

Apple expects all of its directors to attend the Annual Meeting. All directors serving at that time attended the 2019 annual meeting of shareholders.

Communications with the Board

Any matter intended for the Board, or for any individual member of the Board, should be directed to Apple's Secretary at One Apple Park Way, MS: 169-5GC, Cupertino, CA 95014 USA, with a request to forward the communication to the intended recipient. In general, any shareholder communication delivered to Apple for forwarding to Board members will be forwarded in accordance with the shareholder's instructions. However, Apple reserves the right not to forward to Board members any abusive, threatening, or otherwise inappropriate materials. Information regarding the submission of comments or complaints relating to Apple's accounting, internal accounting controls, or auditing matters is available under our Policy on Reporting Questionable Accounting or Auditing Matters at investor.apple.com/leadership-and-governance.

Directors

This section describes the experience and qualifications of our Board members and how they are compensated.

Directors

Apple's Board consists of a diverse group of highly qualified leaders in their respective fields. Most of our directors have senior leadership experience at major domestic and multinational companies. In these positions, they have gained significant and diverse management experience, including strategic and financial planning, public company financial reporting, compliance, risk management, and leadership development. They also have experience serving as executive officers, or on boards of directors and board committees of other public companies, and have an understanding of corporate governance practices and trends. In addition, many of our directors have experience as directors or trustees of significant academic, research, nonprofit, and philanthropic institutions, and bring unique perspectives to the Board.

The Board and the Nominating Committee believe the skills, qualities, attributes, and experience of our directors provide Apple with business acumen and a diverse range of perspectives to engage each other and management to effectively address Apple's evolving needs and represent the best interests of Apple's shareholders.

The Nominating Committee considers candidates for director who are recommended by its members, by other Board members, by shareholders, and by management, as well as those identified by third-party search firms retained to assist in identifying and evaluating possible candidates. In evaluating potential nominees to the Board, the Nominating Committee considers, among other things: independence; character; ability to exercise sound judgment; diversity; age; demonstrated leadership; and relevant skills and experience, including financial literacy, antitrust compliance, and other experience in the context of the needs of the Board. The Nominating Committee is committed to actively seeking out highly qualified women and individuals from minority groups to include in the pool from which Board nominees are chosen.

The Nominating Committee evaluates candidates recommended by shareholders using the same criteria as for other candidates recommended by its members, other members of the Board, or other persons. In addition, our bylaws provide that a shareholder, or a group of up to 20 shareholders, owning at least 3% of our outstanding shares continuously for at least three years, may nominate director nominees constituting up to 20% of Apple's Board that would be included in our proxy statement pursuant to our proxy access provisions. Nominating shareholders and nominees must satisfy the requirements set forth in our bylaws, which can be found at investor.apple.com/leadership-and-governance.

Nominees for Election

The following biographies describe the skills, qualities, attributes, and experience of the nominees that led the Board and the Nominating Committee to determine that it is appropriate to nominate these directors for election to the Board. Each of the seven nominees currently serves on the Board.



Art Levinson

Director since 2000
Chairman of the Board
Compensation Committee



Tim Cook

Director since 2011
Chief Executive Officer

Art Levinson, 69, has served as the Chief Executive Officer of Calico, a company focused on health, aging, and well-being, since September 2013.

Dr. Levinson previously served as Chief Executive Officer of Genentech, Inc., a medical drug developer, from July 1995 to April 2009, and served as Genentech's Chairman from September 1999 to September 2014.

Among other qualifications, Dr. Levinson brings to the Board executive leadership experience, including his service as a chairman and chief executive officer of a large international public company, along with extensive financial expertise and brand marketing experience.

Selected Directorships and Memberships

Board of Directors, Broad Institute of Harvard and MIT

Board of Scientific Consultants, Memorial Sloan Kettering Cancer Center

Industrial Advisory Board, California Institute for Quantitative Biomedical Research

Advisory Council, Lewis-Sigler Institute for Integrative Genomics

Advisory Council, Princeton University Department of Molecular Biology

Science Advisory Board, Chan Zuckerberg Initiative

Tim Cook, 59, has been Apple's Chief Executive Officer since August 2011 and was previously Apple's Chief Operating Officer since October 2005.

Mr. Cook joined Apple in March 1998 and served as Executive Vice President, Worldwide Sales and Operations from February 2002 to October 2005. From October 2000 to February 2002, Mr. Cook served as Senior Vice President, Worldwide Operations, Sales, Service and Support. From March 1998 to October 2000, Mr. Cook served as Senior Vice President, Worldwide Operations.

Among other qualifications, Mr. Cook brings to the Board extensive executive leadership experience in the technology industry, including the management of worldwide operations, sales, service, and support.

Other Current Public Company Directorships

NIKE, Inc.

Selected Directorships and Memberships

Board of Directors, The National Football Foundation & College Hall of Fame, Inc.

Board of Trustees, Duke University

Leadership Council, Malala Fund



James Bell

Director since 2015
Audit Committee



Al Gore

Director since 2003
Compensation Committee
Nominating Committee

James Bell, 71, is the retired Executive Vice President, Corporate President and Chief Financial Officer of The Boeing Company, an aerospace company. Mr. Bell served in this role from June 2008 to April 2012, having previously served as Executive Vice President, Finance and Chief Financial Officer from November 2003 to June 2008, and as Senior Vice President of Finance and Corporate Controller from October 2000 to November 2003. From 1992 to 2000, Mr. Bell held a series of positions with increasing responsibility at Boeing.

Among other qualifications, Mr. Bell brings to the Board financial and accounting expertise as a former chief financial officer of a large international public company, experience in strategic planning and leadership of complex organizations, and a global business perspective from his service on other boards.

Other Current Public Company Directorships

JPMorgan Chase & Co.

CDW Corporation

Dow Inc.

Selected Directorships and Memberships

Board of Trustees, Rush University Medical Center

Former Public Company Directorships Within the Last Five Years

DowDupont Inc.

Al Gore, 71, has served as Chairman of Generation Investment Management, an investment management firm, since 2004, and as a partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since November 2007.

Mr. Gore is also Chairman of The Climate Reality Project.

Mr. Gore was elected to the U.S. House of Representatives four times, to the U.S. Senate two times, and served two terms as Vice President of the United States.

Among other qualifications, Mr. Gore brings to the Board executive leadership experience, a valuable and different perspective due to his extensive background in digital communication and technology policy, politics, and environmental rights, along with experience in asset management and venture capital.



Andrea Jung

Director since 2008

Compensation Committee Chair
Nominating Committee



Ron Sugar

Director since 2010

Audit Committee Chair

Andrea Jung, 61, has served as the President and Chief Executive Officer of Grameen America LLC, a nonprofit microfinance organization, since April 2014, where she also serves on the Board of Directors.

Ms. Jung previously served as Executive Chairman of Avon Products, Inc., a personal care products company, from April 2012 to December 2012, and as Chairman of the Board of Avon from September 2001 to April 2012. Ms. Jung served as Chief Executive Officer of Avon from November 1999 to April 2012, and served as a member of the Board of Avon from January 1998 to December 2012.

Among other qualifications, Ms. Jung brings to the Board executive leadership experience, including her service as a chairman and chief executive officer of a large international public company, along with extensive brand marketing and consumer products experience, and a global business perspective from her service on other boards.

Other Current Public Company Directorships

Unilever PLC and Unilever N.V.

Wayfair Inc.

Selected Directorships and Memberships

Board of Directors, Rockefeller Capital Management

Board of Directors, JUST Capital

Former Public Company Directorships Within the Last Five Years

Daimler AG

General Electric Company

Ron Sugar, 71, is the retired Chairman of the Board and Chief Executive Officer of Northrop Grumman Corporation, a global security company. Dr. Sugar served in this role from April 2003 to June 2010 and served as President and Chief Operating Officer from 2001 to 2003. Previous to Northrop Grumman, he held executive positions at Litton Industries and TRW Inc., where he served as Chief Financial Officer.

Among other qualifications, Dr. Sugar brings to the Board executive leadership experience as a chairman and chief executive officer of a large international public company, financial expertise as a former chief financial officer, understanding of advanced technology, experience with government relations and public policy, and a global business perspective from his service on other boards.

Other Current Public Company Directorships*

Air Lease Corporation

Amgen Inc.

Chevron Corporation

Uber Technologies, Inc.

Selected Directorships and Memberships

Member, National Academy of Engineering

Board of Trustees, University of Southern California

Board of Directors, Los Angeles Philharmonic Association

* On December 18, 2019, Air Lease Corporation announced that Dr. Sugar had provided notice to the Air Lease board of directors that he would not stand for re-election at the end of his current term on that board in May 2020.



Sue Wagner

Director since 2014
Nominating Committee Chair
Audit Committee

Sue Wagner, 57, is a co-founder of BlackRock, Inc., an asset management company. Ms. Wagner served as BlackRock's Vice Chairman from January 2006 until her retirement in July 2012, and also served as a member of BlackRock's Global Executive Committee and Global Operating Committee. During her tenure at BlackRock, Ms. Wagner served as BlackRock's Chief Operating Officer and Head of Corporate Strategy, and led the alternative investments and international client businesses.

Among other qualifications, Ms. Wagner brings to the Board operational experience, including her service as chief operating officer of a large multinational public company, along with extensive financial expertise and experience in the financial services industry, and a global business perspective from her service on other boards.

Other Current Public Company Directorships

BlackRock, Inc.

Swiss Re

Selected Directorships and Memberships

Board of Directors, Color Genomics, Inc.

Board of Trustees, Wellesley College

Compensation of Directors

Members of the Board who are not Apple employees ("Non-Employee Directors") receive compensation for their service. Mr. Cook, our CEO, does not receive any compensation for his service as a member of the Board. The Compensation Committee annually reviews the total compensation of our Non-Employee Directors and each element of our Non-Employee Director compensation program. As part of this process, the Compensation Committee evaluates market data provided by its independent compensation consulting firm, Pay Governance LLC, and makes a recommendation to the Board. The Board determines the form and amount of Non-Employee Director compensation after reviewing the Compensation Committee's recommendation. The Apple Inc. Non-Employee Director Stock Plan provides for an annual limit of $1.5 million for all compensation paid to a Non-Employee Director. No changes were made to the compensation of our Non-Employee Directors for 2019.

Cash Retainers. Non-Employee Directors receive an annual cash retainer of $100,000. In 2019, the Chairman of the Board, Dr. Levinson, received an additional cash retainer of $200,000; the Chair of the Audit Committee, Dr. Sugar, received an additional cash retainer of $35,000; the Chair of the Compensation Committee, Ms. Jung, received an additional cash retainer of $30,000; and the former Chair of the Nominating Committee, Mr. Iger, received an additional cash retainer of $25,000. All retainers are paid in quarterly installments.

Equity-Based Awards. A substantial portion of each Non-Employee Director's annual retainer is in the form of equity awards. Under the Apple Inc. Non-Employee Director Stock Plan, Non-Employee Directors are granted RSUs on the date of each annual meeting of shareholders (each, an "Annual Director Award"). All Annual Director Awards vest on February 1 of the following year, subject to continued service on the Board through the vesting date. For 2019, the number of RSUs subject to each Annual Director Award was determined by dividing $250,000 by the per share closing price of Apple's common stock on the date of grant.

A Non-Employee Director who is newly appointed to the Board other than in connection with an annual meeting of shareholders will receive a grant of RSUs upon appointment (an "Initial Director Award"), except that a Non-Employee Director who joins the Board on or after February 1 of a particular year and prior to the annual meeting for that year, or a director who was an employee of Apple immediately prior to first becoming a Non-Employee Director, will not receive an Initial Director Award. The number of RSUs subject to each Initial Director Award is determined in the same manner as described above for Annual Director Awards, but the award is pro-rated based on the portion of the year that has passed since the last annual meeting. Initial Director Awards are scheduled to vest on the next February 1 following the award.

If Apple pays an ordinary cash dividend on its common stock, each RSU award granted under the Apple Inc. Non-Employee Director Stock Plan will be credited with an amount equal to the per share cash dividend paid by Apple, multiplied by the total number of RSUs subject to the award that are outstanding immediately prior to the record date for such dividend. The amounts that are credited to each award are referred to as "dividend equivalents." Any dividend equivalents credited to an award granted under the Apple Inc. Non-Employee Director Stock Plan will be subject to the same vesting, payment, and other terms and conditions as the RSUs to which the dividend equivalents relate. The crediting of dividend equivalents is meant to treat the RSU award holders consistently with shareholders.

Equipment Program and Charitable Gift Matching. Apple has an equipment program for the Board under which each Non-Employee Director is eligible to receive, upon request and free of charge, one of each new product introduced by Apple, and is eligible to purchase additional equipment at a discount. Additionally, each Non-Employee Director is eligible to participate in Apple's charitable gift matching program to the same extent as Apple employees.

Stock Ownership Guidelines. Apple has stock ownership guidelines for our CEO, executive officers, and Non-Employee Directors. Under the guidelines, each Non-Employee Director is expected, within five years after the individual first becomes subject to the guidelines, to own shares of Apple's common stock that have a value equal to five times their annual cash retainer for serving as a director. Shares may be owned directly by the individual, owned jointly with, or separately by, the individual's spouse, or held in trust for the benefit of the individual, the individual's spouse, or the individual's children. Each Non-Employee Director currently satisfies the stock ownership guidelines.

Director Compensation – 2019

The following table shows information regarding the compensation earned or paid during 2019 to Non-Employee Directors who served on the Board during the year. Mr. Cook's compensation is shown in the table entitled "Summary Compensation Table – 2019, 2018, and 2017" and the related tables under the section entitled "Executive Compensation." Mr. Cook does not receive any compensation for his service as a member of the Board.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
James Bell	100,000	250,032	5,805	355,837
Al Gore	100,000	250,032	10,232	360,264
Bob Iger[3]	125,000	250,032	23,956	398,988
Andrea Jung	130,000	250,032	5,356	385,388
Art Levinson	300,000	250,032	7,890	557,922
Ron Sugar	135,000	250,032	15,846	400,878
Sue Wagner	100,000	250,032	4,891	354,923

(1) In accordance with SEC rules, the amounts shown reflect the aggregate grant date fair value of stock awards granted to Non-Employee Directors during 2019, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC 718"). The grant date fair value for RSUs is measured based on the closing price of Apple's common stock on the date of grant. See Note 1 – Summary of Significant Accounting Policies found in Part II, Item 8, "Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements in the Annual Report on Form 10-K for the year ended September 28, 2019.

Each Non-Employee Director received an Annual Director Award of 1,429 RSUs on March 1, 2019, and the grant date fair value for each RSU was $174.97.

As of September 28, 2019, each Non-Employee Director held 1,429 RSUs, except for Mr. Iger, whose RSUs were canceled upon his resignation from the Board on September 10, 2019. In addition, Mr. Gore held outstanding and unexercised options to purchase 32,889 shares, Ms. Jung held outstanding and unexercised options to purchase 9,590 shares, and Dr. Levinson held outstanding and unexercised options to purchase 37,394 shares.

(2) The amounts shown reflect the value of one or more products received under Apple's Board of Directors Equipment Program. The amounts also include matching charitable contributions under Apple's matching gifts program of $20,000 for Mr. Iger and $10,000 for Dr. Sugar.

(3) Mr. Iger resigned from the Board on September 10, 2019.

Executive Officers

This section includes biographical information for Apple's executive officers, other than Mr. Cook.



Kate Adams
Senior Vice President,
General Counsel and Secretary

Ms. Adams, 55, oversees all legal matters, including corporate governance, intellectual property, litigation, compliance, global security, and privacy.

Kate joined Apple as General Counsel in November 2017. Prior to joining Apple, Kate served as General Counsel of Honeywell International Inc., a diversified technology and manufacturing company, from September 2008. Prior to joining Honeywell in 2003, Kate was a partner at the law firm of Sidley Austin LLP.



Luca Maestri
Senior Vice President,
Chief Financial Officer

Mr. Maestri, 56, oversees Apple's accounting, business support, financial planning and analysis, treasury, real estate, investor relations, internal audit, and tax functions.

Luca joined Apple in March 2013 and assumed his current position in May 2014, after previously serving as Apple's Vice President and Corporate Controller. Prior to joining Apple, Luca was Executive Vice President, Chief Financial Officer of Xerox Corporation, a business services and technology company, from February 2011 to February 2013; Chief Financial Officer at Nokia Siemens Networks; and had a 20-year career with General Motors Corporation, including serving as Chief Financial Officer of GM Europe and GM Brazil.



Deirdre O'Brien
Senior Vice President,
Retail + People

Ms. O'Brien, 53, oversees Apple's retail and online teams, and Apple's People team. As the leader of Apple's retail and online teams, Deirdre supports their work to enrich the lives of millions of Apple customers every year. In her role leading the People team, Deirdre works to help Apple connect, develop, and care for its employees – and to help those employees do the best work of their lives.

Deirdre originally joined Apple in July 1988 and assumed her current position in February 2019. Deirdre's previous positions with Apple include Vice President, People and Vice President, Operations.



Jeff Williams
Chief Operating Officer

Mr. Williams, 56, oversees Apple's entire supply chain, service and support, and social responsibility initiatives for Apple's supply chain. He also oversees the development of Apple Watch and drives the company's health initiatives.

Jeff joined Apple in June 1998 and assumed his current position in December 2015. Jeff's previous positions with Apple include Senior Vice President, Operations and Head of Worldwide Procurement. Prior to joining Apple, Jeff worked in a number of operations and engineering roles at IBM from 1985 to 1998.

Executive Compensation

This section describes the compensation program for our named executive officers and includes the required executive compensation tables.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the disclosures contained in the following "Compensation Discussion and Analysis." Based on this review and discussion, the Compensation Committee recommended to the Board that the section entitled "Compensation Discussion and Analysis" be included in this Proxy Statement for the Annual Meeting.

Members of the Compensation Committee

Andrea Jung (Chair) | Al Gore | Art Levinson

Compensation Discussion and Analysis

Apple reported another year of strong financial performance in 2019. We believe that the compensation of our named executive officers reflects and rewards their contributions to Apple's success and demonstrates alignment with Apple's annual financial results and the interests of our shareholders.

This Compensation Discussion and Analysis explains the guiding principles and practices upon which our executive compensation program is based and the compensation paid to our 2019 named executive officers:

- Tim Cook, Chief Executive Officer
- Luca Maestri, Senior Vice President, Chief Financial Officer
- Kate Adams, Senior Vice President, General Counsel and Secretary
- Deirdre O'Brien, Senior Vice President, Retail + People
- Jeff Williams, Chief Operating Officer
- Angela Ahrendts, Former Senior Vice President, Retail

Guiding Principles

Team-Based Approach. We apply a team-based approach to the compensation of our named executive officers with internal pay equity as a primary consideration.

Performance Expectations. We establish clear, quantitative performance goals focused on Apple's overall success rather than on objectives specific to each named executive officer's areas of responsibility.

Emphasis on Long-Term Equity Incentives. We emphasize long-term performance, retention, and alignment between the interests of our named executive officers and shareholders by significantly weighting the named executive officers' compensation toward long-term equity awards.

Compensation Practices

Executive Compensation Policies and Practices. We are committed to sound executive compensation policies and practices, as highlighted in the following table.

Prohibition on hedging, pledging, and short sales	We prohibit short sales, transactions in derivatives, hedging, and pledging of Apple securities by our named executive officers.
Stock ownership guidelines	We have robust stock ownership guidelines for our named executive officers.
Compensation clawback policy	Our compensation clawback policy allows us to recover annual cash incentives, equity awards, or other amounts that may be paid in respect of awards in the event of certain acts of misconduct by our named executive officers.
At-will employment	We employ our named executive officers at will.
No retirement vesting	We do not include retirement vesting provisions in equity awards.
No severance arrangements	We do not have severance arrangements with any of our named executive officers.
No pension or other special benefits	We do not provide pensions or supplemental executive retirement, health, or insurance benefits.
No change of control payments	We do not offer change of control payments or gross-ups of related excise taxes.
No significant perquisites	We do not provide significant perquisites to our named executive officers. For security and efficiency reasons, the Board requires Mr. Cook to use private aircraft for all business and personal travel.
No repricing	We do not allow repricing of stock options without shareholder approval.
Vesting requirements for dividend equivalents	We apply the same vesting restrictions and performance conditions on dividend equivalents as on the underlying RSUs.
Annual compensation risk assessment	The Compensation Committee conducts an annual risk assessment of our compensation program.
Independent compensation consultant	The Compensation Committee has directly retained an independent compensation consultant that performs no services for Apple other than services for the Compensation Committee.

Discretion and Judgment of the Compensation Committee

The Compensation Committee, consisting entirely of independent directors, reviews and approves the compensation of Apple's named executive officers and acts as the administering committee for Apple's employee equity compensation plans.

Each year, the Compensation Committee conducts an evaluation of Apple's executive compensation program to determine if any changes would be appropriate. In making this determination, the Compensation Committee may consult with its independent compensation consultant and management, as described below; however, the Compensation Committee uses its own judgment in making final decisions regarding the compensation paid to our named executive officers.

The Role of the Compensation Consultant. The Compensation Committee selects and retains the services of its own independent compensation consultant and annually reviews the performance of the consultant. As part of the review process, the Compensation Committee considers the independence of the consultant in accordance with SEC and Nasdaq rules.

During 2019, the Compensation Committee's independent compensation consultant, Pay Governance, provided no services to Apple other than services for the Compensation Committee, and worked with Apple's management, as directed by the Compensation Committee, only on matters for which the Compensation Committee is responsible.

At the Compensation Committee's request, Pay Governance regularly attends Compensation Committee meetings. Pay Governance also communicates with the Compensation Committee or the Chair of the Compensation Committee outside committee meetings regarding matters related to the Compensation Committee's responsibilities. In 2019, the Compensation Committee generally sought input from Pay Governance on a range of external market factors, including evolving compensation trends, appropriate market reference points, and market compensation data. Pay Governance also provided general observations about Apple's compensation programs and about management's recommendations regarding the amount and form of compensation for our named executive officers.

The Role of the Chief Executive Officer. At the Compensation Committee's request, Mr. Cook provides input regarding the performance and appropriate compensation of the other named executive officers. The Compensation Committee considers Mr. Cook's evaluation and his direct knowledge of each named executive officer's performance and contributions when making compensation decisions. Mr. Cook is not present during voting or deliberations by the Compensation Committee regarding his own compensation.

The Role of Shareholders. We have discussions with many of our shareholders regarding various corporate governance topics, including executive compensation, and related trends, such as environmental, social, and governance considerations. Shareholders are also provided the opportunity to cast an annual advisory vote on the compensation of our named executive officers. Shareholders have indicated their strong support for the compensation of our named executive officers, with 94% of votes cast on the say-on-pay proposal at the 2019 Annual Meeting voted in favor of our executive compensation program. Based on this support from shareholders, our executive compensation program has not changed significantly year-over-year. The Compensation Committee will continue to consider shareholder feedback and the results of say-on-pay votes when making future compensation decisions.

The Role of Peer Companies. The Compensation Committee reviews peer group composition each year. With the assistance of Pay Governance, the Compensation Committee identified groups of companies to serve as market reference points for compensation comparison purposes for 2019. A primary peer group was developed for reference consisting of U.S.-based, stand-alone, publicly traded companies in the technology, media, and internet services industries that, in the Compensation Committee's view, compete with Apple for talent. The threshold revenue and market capitalization requirements for a company to be considered for the primary peer group for 2019 were $15 billion and $35 billion, respectively.

A secondary peer group of premier companies that have iconic brands or are industry or category leaders, rely on significant research and development and innovation for growth, and require highly-skilled human capital was also developed as an additional reference set for the Compensation Committee.

Based on the above criteria, Visa was added to the primary peer group and Pfizer and UnitedHealth Group were added to the secondary peer group for 2019.

The chart below lists the companies in the primary and secondary peer groups. References in this Compensation Discussion and Analysis to peer companies include both the primary and the secondary peer group companies.

Primary Peer Group		Secondary Peer Group
Alphabet	IBM	3M
Amazon	Intel	American Express
AT&T	Microsoft	Boeing
Charter	Oracle	Coca-Cola
Cisco Systems	Qualcomm	General Electric
Comcast	Time Warner	Johnson & Johnson
Disney	Twenty-First Century Fox	Nike
Facebook	Verizon	PepsiCo
	Visa	Pfizer
		Procter & Gamble
		UnitedHealth Group

The Compensation Committee's executive compensation determinations are subjective and the result of the Compensation Committee's business judgment, which is informed by the experience of the members of the Compensation Committee and, as described above, input provided by its independent compensation consultant, our CEO (other than with respect to his own compensation), and shareholders. The Compensation Committee also considers peer group data provided by the Compensation Committee's independent compensation consultant and reviews compensation practices and program design at peer companies to inform its decision-making process so it can set total compensation levels that it believes are commensurate with the relative size, scope, and performance of Apple. The Compensation Committee, however, does not set compensation components to meet specific benchmarks as compared to peer companies, such as targeting salaries at a specific market percentile.

2019 Named Executive Officer Compensation

Our executive compensation program is designed to motivate and reward exceptional performance in a straightforward and effective way, while also recognizing the remarkable size, scope, and success of Apple's business. The compensation of our named executive officers has three primary components: annual base salary, annual cash incentive, and long-term equity awards.

2019 Annual Base Salary. Base salary is a customary, fixed element of compensation intended to attract and retain executives. When setting the annual base salaries of our named executive officers, the Compensation Committee considers market data provided by its independent compensation consultant, internal pay equity, and Apple's financial results and size relative to peer companies. The annual base salaries for Ms. Adams, Ms. Ahrendts, Mr. Maestri, and Mr. Williams remained at $1 million for 2019, and Ms. O'Brien's annual base salary was set at $1 million when she was promoted to her current role. Mr. Cook's annual base salary remained at $3 million for 2019.

2019 Annual Cash Incentive. Our annual cash incentive program is a variable, at-risk component of our named executive officers' compensation that is aligned with Apple's annual financial results. Net sales and operating income, as determined in accordance with generally accepted accounting principles, are used as the performance measures for the annual cash incentive program because they reflect commonly recognized measures of overall company performance and profitability and are drivers of shareholder value creation.

The annual cash incentive program provides payout opportunities based on the achievement of pre-determined financial goals that require our named executive officers to meet high standards of performance to receive a payout. Annual cash incentive payouts are determined based on an equal weighting for the net sales and operating income measures and are linearly interpolated for achievement between threshold, target, and maximum goals, as approved by the Compensation Committee. The target payout opportunity is 200% of each named executive officer's annual base salary. If both of the threshold performance levels are reached, the total payout opportunity is 50% of the target payout opportunity, and if both of the maximum performance levels are reached, the payout opportunity is capped at 200% of the target payout opportunity. There is no payout for a particular performance measure unless the threshold goal is achieved with respect to that measure. The Compensation Committee may, in its discretion, reduce the actual payout of any individual's annual cash incentive based on Apple's performance and the Compensation Committee's subjective assessment of the named executive officer's overall performance.

The Compensation Committee establishes threshold, target, and maximum performance goals under the annual incentive program based on factors relevant to the fiscal year. The Compensation Committee also considers prior years' financial results as a reference point, but focuses on setting goals that reflect current business conditions and drive an appropriate pay-for-performance outcome. When setting the goals for 2019, the Compensation Committee considered many factors, including, but not limited to, the macroeconomic environment, trade conditions, foreign exchange headwinds, long-term strategic investments, alignment between appropriate payout opportunities and performance levels, and the level of performance required by our named executive officers to deliver against the goals.

For 2019, the Compensation Committee established threshold goals that represented the minimum level of achievement for a named executive officer to receive an annual cash incentive payout. The target goals represented a level of performance that would be challenging to achieve based on the considerations noted above, but also representing strong financial performance commensurate with the target payout opportunity. The maximum goals represented exceptional financial performance. Accordingly, the performance goals under the 2019 annual cash incentive program were as follows:

	Threshold	Target	Maximum
Net Sales	$246.3B	$256.6B	$274.3B
Operating Income	$56.8B	$60.1B	$70.9B

We reported net sales of $260.2 billion and operating income of $63.9 billion for 2019, which exceeded the target goal for each performance measure and resulted in a combined attainment of 128% of the target payout opportunity under the annual cash incentive program. The charts below illustrate the year-over-year pay-for-performance alignment of our annual cash incentive program relative to our net sales and operating income results for each of the last three years.



The Compensation Committee determined that no downward adjustments to the payouts would be made based on Apple's 2019 performance and the individual contributions of our named executive officers, and approved bonus payouts equal to 128% of the target payout opportunity for each of Mr. Cook, Ms. Adams, Mr. Maestri, and Mr. Williams. Ms. O'Brien's total payout was adjusted to reflect her mid-year promotion to her current role. Ms. Ahrendts departed Apple during the fiscal year and was not eligible to receive a payout under the annual cash incentive program for 2019.

Long-Term Equity Awards

The equity component of our named executive officers' compensation emphasizes long-term shareholder value creation through performance-based and time-based RSU awards.

Performance-Based RSUs. RSU awards with performance-based vesting are a substantial, at-risk component of our named executive officers' compensation tied to Apple's long-term performance. The number of performance-based RSUs that vests depends on Apple's total shareholder return relative to the other companies in the S&P 500 ("Relative TSR") for the performance period. The Compensation Committee chose Relative TSR as a straightforward and objective metric to evaluate our performance against the performance of other companies and to align the interests of our named executive officers with the interests of our shareholders in creating long-term value.

We measure Relative TSR for the applicable performance period based on the change in each company's stock price during that period, taking into account any dividends paid during that period, which are assumed to be reinvested in the stock. A 20-trading-day averaging period is used to determine the beginning and ending stock price values used to calculate the total shareholder return of Apple and the other companies in the S&P 500. This averaging period mitigates the impact on the long-term Relative TSR results of one-day or short-term stock price fluctuations at the beginning or end of the performance period. The change in value from the beginning to the end of the period is divided by the beginning value to determine total shareholder return.

Time-Based RSUs. RSU awards with time-based vesting align the interests of our named executive officers with the interests of our shareholders by promoting the stability and retention of a high-performing executive team over the longer term. Vesting schedules for time-based awards generally require continuous service over multiple years, as described below.

Mr. Cook's Long-Term Equity Award

Mr. Cook last received an equity award when he was promoted to CEO in 2011 (the "2011 RSU Award"). At Mr. Cook's request, the 2011 RSU Award was significantly modified in 2013 to put a portion of the award at risk through a performance condition based on Apple's Relative TSR performance. The performance condition requires Apple to outperform two-thirds of the companies that were included in the S&P 500 for the entirety of each performance period in order for 100% of the performance-based RSUs allocated to that period to vest. The 2011 RSU Award has only downside risk to Mr. Cook. It does not contain any upside vesting opportunity above 100%, and there is no interpolation for results between the Relative TSR percentile levels set forth below.

Relative TSR Percentile v. S&P 500 Companies	Performance-Based RSUs Vesting
Top Third	100%
Middle Third	50%
Bottom Third	0%

For the three-year performance period from August 25, 2016 through August 24, 2019, 280,000 performance-based RSUs were subject to the Relative TSR performance condition. As shown in the table below, Apple's Relative TSR for the three-year performance period was at the 90th percentile of the companies that were included in the S&P 500 for the entire performance period. As a result, 100% of the 280,000 performance-based RSUs vested on August 24, 2019. Apple's total shareholder return during this period was 100.20%.

	Relative TSR Percentile Ranking for Three-Year Performance Period	TSR Results for Three-Year Performance Period
Apple	**90th Percentile**	**100.20%**
S&P 500 Companies	Top Third	≥52.59%
	Middle Third	18.25% – 52.58%
	Bottom Third	<18.25%

Other Named Executive Officers' Long-Term Equity Awards

In 2019, the Compensation Committee granted performance-based and time-based RSUs to Ms. Adams, Ms. Ahrendts, Mr. Maestri, Ms. O'Brien, and Mr. Williams (the "2019 RSU Awards"). All unvested RSUs granted to Ms. Ahrendts, including the 2019 RSU Awards, were canceled upon her departure from Apple.

2019 Performance-Based RSU Awards. The performance-based RSUs awarded to Ms. Adams, Ms. Ahrendts, Mr. Maestri, and Mr. Williams were granted on September 30, 2018, which was the first day of Apple's 2019 fiscal year and the first day of the performance period applicable to the awards. These awards have a three-fiscal-year performance period from the beginning of 2019 through the end of 2021. As described above, all unvested RSUs granted to Ms. Ahrendts were canceled upon her departure from Apple. The performance-based RSUs awarded to Ms. O'Brien were granted on February 5, 2019 in connection with her promotion to Senior Vice President, Retail + People, and have a performance period from that grant date through the end of 2021.

Similar to the methodology used in 2018, the target number of performance-based RSUs granted to Ms. Adams, Ms. Ahrendts, Mr. Maestri, and Mr. Williams was determined by dividing $10 million by the closing stock price on the date of grant. The target number of performance-based RSUs granted to Ms. O'Brien was determined based on her mid-year promotion date. The grant date fair values for these awards are reported in the table entitled "Summary Compensation Table – 2019, 2018, and 2017."

Between zero and 200% of the target number of performance-based RSUs will vest on October 1, 2021, subject to continued employment through that date, depending on Apple's Relative TSR percentile ranking for the applicable performance period, as follows:

Relative TSR Percentile v. S&P 500 Companies	Performance-Based RSUs Vesting As a Percentage of Target
85th Percentile or above	200%
55th Percentile	100%
25th Percentile	25%
Below 25th	0%

If Apple's total shareholder return for the performance period is negative, the number of performance-based RSUs that will vest is capped at 100% of the target number of performance-based RSUs regardless of our percentile ranking. If Apple's Relative TSR percentile ranking is above the 25th percentile and between the other levels shown in the table above, the portion of the performance-based RSUs that will vest is linearly interpolated between the two nearest vesting percentages.

2019 Performance-Based RSU Payout Results. During 2019, Ms. Ahrendts, Mr. Maestri, and Mr. Williams each vested in performance-based RSUs that were granted on October 5, 2015. Similar to the design of the 2019 RSU Awards described above, between zero and 200% of the target number of these performance-based RSUs were scheduled to vest based on Apple's Relative TSR percentile ranking for the applicable performance period, with a maximum 200% vesting for performance at or above the 85th percentile. For the three-year performance period from the beginning of 2016 through the end of 2018, Ms. Ahrendts, Mr. Maestri, and Mr. Williams each vested in 130,528 performance-based RSUs, representing 200% of the target number of performance-based RSUs. As shown in the table below, Apple's Relative TSR was at the 89th percentile of the companies that were included in the S&P 500 for the three-year performance period, and Apple's total shareholder return during this period was 107.36%.

	Relative TSR Percentile Ranking for Three-Year Performance Period	TSR Results for Three-Year Performance Period
Apple	**89th Percentile**	**107.36%**
S&P 500 Companies	85th Percentile	99.31%
	55th Percentile	47.86%
	25th Percentile	13.81%
	Below 25th	<13.81%

2019 Time-Based RSU Awards. The time-based RSUs awarded to Ms. Adams, Ms. Ahrendts, Mr. Maestri, and Mr. Williams were granted on September 30, 2018, which was the first day of Apple's 2019 fiscal year. The number of time-based RSUs granted to each of these named executive officers was determined by dividing $10 million by the closing stock price on the date of grant. The number of time-based RSUs granted to Ms. O'Brien was determined based on her mid-year promotion date. The grant date fair values for these awards are reported in the table entitled "Summary Compensation Table – 2019, 2018, and 2017."

The time-based RSUs granted to Ms. Adams, Ms. Ahrendts, Mr. Maestri, and Mr. Williams vest over approximately four and one-half years, with three equal installments vesting annually commencing on April 1, 2021 (approximately two and one-half years following the grant date), subject to continued employment through each vesting date. The April vesting dates for the time-based RSUs were selected to balance the October vesting of the performance-based RSUs and provide regular vesting intervals. As described above, all unvested RSUs granted to Ms. Ahrendts were canceled upon her departure from Apple. The time-based RSUs granted to Ms. O'Brien on February 5, 2019, the date she was promoted to her current role, vest over four and one-half years, with three equal installments vesting annually commencing on August 5, 2021, subject to continued employment through each vesting date.

Dividend Equivalents

At Mr. Cook's request, none of his RSUs participate in dividend equivalents. All other RSUs granted to employees have dividend equivalent rights, which entitle RSU holders to the same dividend value per share as our shareholders. Dividend equivalents are subject to the same vesting and other terms and conditions as the corresponding RSUs. Dividend equivalents are accumulated and paid when the underlying RSUs vest.

Other Benefits

Our named executive officers are eligible to participate in our health and welfare programs, Employee Stock Purchase Plan, 401(k) plan, charitable gift matching program, vacation cash-out program, and other benefit programs on the same basis as other employees.

Security and Private Aircraft. We provide risk-based, business-related and personal security services to our employees, including our named executive officers, as determined to be appropriate by our security team. We consider the security measures provided to our named executive officers to be reasonable and necessary expenses for the benefit of Apple and not a personal benefit. However, in accordance with SEC disclosure rules, the aggregate incremental cost of these services is reported in the table entitled "Summary Compensation Table – 2019, 2018, and 2017."

In the interests of security and efficiency based on our global profile and the highly visible nature of Mr. Cook's role as CEO, the Board requires that Mr. Cook use private aircraft for all business and personal travel. Mr. Cook recognizes imputed taxable income and is not provided a tax reimbursement for personal use of private aircraft.

Relocation Assistance. Relocation assistance, including a gross-up for taxable relocation benefits, is provided to employees when necessary based on business needs. Ms. Adams was provided relocation assistance to move closer to Apple's headquarters in connection with her hiring. Ms. Adams had 18 months from her date of hire to complete her relocation, and the portion of her relocation expenses incurred in 2019 is reported in the table entitled "Summary Compensation Table – 2019, 2018, and 2017."

Governance and Other Considerations

Tax Deductibility of Compensation Expense. Section 162(m) of the Internal Revenue Code generally places a $1 million limit on the amount of compensation a publicly held company can deduct in any tax year on compensation paid to "covered employees." Prior to the passage of the 2017 Tax Cuts and Jobs Act, performance-based compensation paid to our "covered employees," such as annual cash incentives and performance-based RSUs, was generally excluded from this $1 million deduction limit. As a result of changes in the tax law, this previously-available exclusion for performance-based compensation is generally no longer available after 2018. The Compensation Committee considers tax deductibility as one of many factors in determining executive compensation, including the impact of these tax law changes. However, the Compensation Committee retains discretion to award compensation that it determines to be consistent with the goals of our executive compensation program even if such compensation is not tax deductible by Apple and to modify compensation that was initially intended to be tax deductible if it determines that such modifications are consistent with Apple's business needs. Thus, executive compensation arrangements may not be tax deductible or, if initially intended to be tax deductible, may not actually receive this treatment.

Compensation Clawback. The terms of all outstanding RSU awards held by our named executive officers allow us to recoup any shares or other amount that may be paid in respect of RSUs in the event the individual engages in certain acts of misconduct. Effective for 2020, the Compensation Committee has extended its compensation recoupment policy to the annual cash incentives awarded to our named executive officers. Apple may recover compensation in the event the named executive officer commits a felony while employed by Apple or, while employed by Apple or at any time thereafter, the individual engages in a breach of confidentiality, materially breaches any agreement with Apple, commits an act of theft, embezzlement or fraud, or if Apple is required to prepare an accounting restatement as a result of the named executive officer's misconduct.

Prohibition on Hedging, Pledging, and Short Sales. We prohibit short sales, hedging, and transactions in derivatives of Apple securities for all Apple personnel, including directors, officers, employees, independent contractors and consultants. In addition, we prohibit pledging of Apple stock as collateral by directors and executive officers of Apple. We allow for certain portfolio diversification transactions, such as investments in exchange funds.

Stock Ownership Guidelines. Under our stock ownership guidelines, Mr. Cook is expected to own shares of Apple stock that have a value equal to 10 times his annual base salary. All other executive officers are expected to own shares that have a value equal to three times their annual base salary within five years of the officer first becoming subject to the guidelines. Each executive officer currently holds shares in excess of these guidelines. Shares may be owned directly by the individual, owned jointly with or separately by the individual's spouse, or held in trust for the benefit of the individual, the individual's spouse, or the individual's children.

Risk Considerations. In establishing and reviewing Apple's executive compensation program, the Compensation Committee considers whether the program encourages unnecessary or excessive risk-taking and has concluded that it does not. See the section entitled "Corporate Governance–Board Oversight of Risk Management" above for an additional discussion of risk considerations.

Executive Compensation Tables

Summary Compensation Table – 2019, 2018, and 2017

The following table, footnotes, and related narrative show information regarding the total compensation of each named executive officer for 2019, 2018, and 2017, except in the case of Ms. Adams and Mr. Williams who were not named executive officers in 2017, and Ms. O'Brien who was not a named executive officer in 2018 or 2017.

Name and Principal Position (a)	Year (b)	Salary[1] ($)(c)	Bonus ($)(d)	Stock Awards[2] ($)(e)	Non-Equity Incentive Plan Compensation[3] ($)(f)	All Other Compensation ($)(g)	Total ($)(h)
Tim Cook Chief Executive Officer	2019	3,000,000	—	—	7,671,000	884,466[4]	11,555,466
	2018	3,000,000	—	—	12,000,000	682,219	15,682,219
	2017	3,057,692	—	—	9,327,000	440,374	12,825,066
Luca Maestri Senior Vice President, Chief Financial Officer	2019	1,000,000	—	21,633,416	2,557,000	19,221[5]	25,209,637
	2018	1,000,000	—	21,491,888	4,000,000	17,804	26,509,692
	2017	1,019,231	—	20,000,113	3,109,000	13,271	24,141,615
Kate Adams Senior Vice President, General Counsel and Secretary	2019	1,000,000	—	21,633,416	2,557,000	41,384[6]	25,231,800
	2018	884,615	—	21,509,765	4,000,000	306,280	26,700,660
Deirdre O'Brien Senior Vice President, Retail + People	2019	877,500	—	16,469,527	1,795,000	17,753[7]	19,159,780
Jeff Williams Chief Operating Officer	2019	1,000,000	—	21,633,416	2,557,000	17,503[8]	25,207,919
	2018	1,000,000	—	21,491,888	4,000,000	51,818	26,543,706
Angela Ahrendts Former Senior Vice President, Retail	2019	630,361	—	21,633,416	—	14,465[9]	22,278,242
	2018	1,000,000	—	21,491,888	4,000,000	46,942	26,538,830
	2017	1,019,231	—	20,000,113	3,109,000	87,728	24,216,072

(1) For 2019, Mr. Cook's annual base salary was $3 million, and the annual base salary for each of our other named executive officers was $1 million. The 2019 salary for Ms. O'Brien reflects the portions earned both before and after the date she was promoted to her current role. The 2019 salary for Ms. Ahrendts reflects the portion earned through the date of her departure from Apple. Because 2017 was a 53-week fiscal year, the 2017 salary amounts reflect an extra week of pay.

(2) The grant date fair value for time-based RSUs is measured in accordance with FASB ASC 718 and based on the closing price of Apple's common stock on the date of grant. The grant date fair value for performance-based RSUs is calculated using a Monte-Carlo model for each award on the date of grant, as determined under FASB ASC 718 based on the probable outcome of the performance condition as of the grant date. The fair value for each award may differ based on the applicable data, assumptions, and estimates used in the model. Assuming the highest level of performance is achieved under the applicable performance conditions, the maximum possible grant date fair value

of the performance-based RSUs granted to Mr. Maestri, Ms. Adams, and Mr. Williams in 2019 was $23,266,720. The 2019 RSU Awards granted to Ms. O'Brien represent: (i) performance-based and time-based RSUs granted on February 5, 2019 in connection with her promotion with a grant date fair value of $4,802,581 and $4,166,734, respectively; and (ii) time-based RSUs granted on September 30, 2018 prior to her promotion with a grant date fair value of $7,500,212. Assuming the highest level of performance is achieved under the applicable performance conditions, the maximum possible grant date fair value of the performance-based RSUs granted to Ms. O'Brien in 2019 was $9,605,162. See Note 1 – Summary of Significant Accounting Policies found in Part II, Item 8, "Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements in the Annual Report on Form 10-K for the year ended September 28, 2019, and also see footnote 1 to the table entitled "Grants of Plan-Based Awards – 2019." All of the 2019 RSU Awards granted to Ms. Ahrendts were canceled upon her departure from Apple.

(3) As described under "Executive Compensation – Compensation Discussion and Analysis," the named executive officers' annual cash incentives are based on the performance of Apple relative to pre-determined financial goals for the year and the performance of the individual named executive officer. The threshold, target, and maximum payout amounts for each named executive officer's 2019 annual cash incentive opportunity are shown in the table entitled "Grants of Plan-Based Awards – 2019." In 2019, Apple's performance exceeded the target performance goals for both net sales and operating income, resulting in a total payout of 128% of the target payout opportunity for each named executive officer. The Compensation Committee determined that no downward adjustments would be made based on Apple's or an individual's performance and approved this payout amount for each named executive officer for 2019, except in the case of Ms. O'Brien and Ms. Ahrendts. Ms. O'Brien's annual cash incentive payout for 2019 reflects an adjustment under our annual cash incentive program for named executive officers as a result for her mid-year promotion. Prior to Ms. O'Brien's promotion on February 5, 2019, she participated in Apple's other performance-based cash bonus programs offered to our Vice Presidents. Ms. Ahrendts was not entitled to any cash incentive payout for 2019 due to her departure from Apple.

(4) This amount represents: (i) Apple's contributions to Mr. Cook's account under the 401(k) plan in the amount of $16,800; (ii) term life insurance premiums paid by Apple in the amount of $2,964; (iii) vacation cash-out in the amount of $92,308; (iv) security expenses in the amount of $457,083, which represents the incremental cost to Apple for personal security services provided to Mr. Cook as determined by allocating both direct costs and a percentage of fixed costs incurred by Apple and used to provide such personal security services; and (v) personal air travel expenses in the amount of $315,311, which represents the incremental cost to Apple for Mr. Cook's personal use of private aircraft based on hourly flight charges and other variable costs incurred by Apple for such use, including variable fuel charges, departure fees, and landing fees. For security and efficiency reasons, the Board implemented a policy in 2017 that requires that Mr. Cook use private aircraft for all business and personal travel.

(5) This amount represents: (i) Apple's contributions to Mr. Maestri's account under the 401(k) plan in the amount of $16,800; (ii) term life insurance premiums paid by Apple in the amount of $1,483; and (iii) personal security expenses in the amount of $938.

(6) This amount represents: (i) Apple's contributions to Ms. Adams' account under the 401(k) plan in the amount of $8,400; (ii) term life insurance premiums paid by Apple in the amount of $1,483; (iii) relocation expenses in the amount of $13,580 and associated tax gross up for taxable relocation amounts in the amount of $17,405; and (iv) personal security expenses in the amount of $516.

(7) This amount represents: (i) Apple's contributions to Ms. O'Brien's account under the 401(k) plan in the amount of $16,800; and (ii) term life insurance premiums paid by Apple in the amount of $953.

(8)   This amount represents: (i) Apple's contributions to Mr. Williams' account under the 401(k) plan in the amount of $16,800; (ii) term life insurance premiums paid by Apple in the amount of $37; and (iii) personal security expenses in the amount of $666.

(9)   This amount represents: (i) Apple's contributions to Ms. Ahrendts' account under the 401(k) plan in the amount of $13,138; (ii) term life insurance premiums paid by Apple in the amount of $865; and (iii) personal security expenses in the amount of $462.

The amounts in the salary, bonus, and non-equity incentive plan compensation columns of the "Summary Compensation Table – 2019, 2018, and 2017" reflect actual amounts earned in the relevant years, while the amounts in the stock awards column reflect accounting values. The tables entitled "Outstanding Equity Awards at 2019 Year-End" and "Stock Vested – 2019" provide further information on the named executive officers' potential realizable value and actual value realized with respect to their equity awards. The "Summary Compensation Table – 2019, 2018, and 2017" should be read in conjunction with the Compensation Discussion and Analysis and the subsequent tables and narrative descriptions.

Grants of Plan-Based Awards – 2019

The following table shows information regarding the incentive awards granted to the named executive officers for 2019.

Name (a)	Award Type	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)	All Other Stock Awards: Number of Shares of Stock or Units (#)(i)	Grant Date Fair Value of Stock and Option Awards(1) ($)(j)
Tim Cook	Cash Incentive	—	3,000,000	6,000,000	12,000,000	—	—	—	—	—
Luca Maestri	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	9/30/2018	—	—	—	11,075	44,299	88,598	—	11,633,360
	Time-based RSUs	9/30/2018	—	—	—	—	—	—	44,299	10,000,056
Kate Adams	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	9/30/2018	—	—	—	11,075	44,299	88,598	—	11,633,360
	Time-based RSUs	9/30/2018	—	—	—	—	—	—	44,299	10,000,056
Deirdre O'Brien	Cash Incentive(2)	—	782,500	1,581,250	3,113,750	—	—	—	—	—
	Time-based RSUs	9/30/2018	—	—	—	—	—	—	33,225	7,500,212
	Performance-based RSUs	2/5/2019	—	—	—	5,981	23,922	47,844	—	4,802,581
	Time-based RSUs	2/5/2019	—	—	—	—	—	—	23,922	4,166,734
Jeff Williams	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	9/30/2018	—	—	—	11,075	44,299	88,598	—	11,633,360
	Time-based RSUs	9/30/2018	—	—	—	—	—	—	44,299	10,000,056
Angela Ahrendts(3)	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	9/30/2018	—	—	—	11,075	44,299	88,598	—	11,633,360
	Time-based RSUs	9/30/2018	—	—	—	—	—	—	44,299	10,000,056

(1) The grant date fair value for time-based RSUs is calculated in accordance with FASB ASC 718 based on the closing price of Apple's common stock on the date of grant. The grant date fair value for performance-based RSUs is calculated using a Monte-Carlo model for each award on the date of grant, determined under FASB ASC 718, incorporating the following assumptions:

Grant Date	Performance Period End Date	Assumptions Expected Term (years)	Expected Volatility	Risk-Free Interest Rate
9/30/2018	9/25/2021	2.99	21.63%	2.86%
2/5/2019	9/25/2021	2.64	24.24%	2.50%

Apple used its historical stock prices as the basis for the volatility assumptions. The risk-free interest rates were based on U.S. Treasury rates in effect at the time of grant. The expected term was based on the time remaining in the performance period on the grant date. See Note 1 – Summary of Significant Accounting Policies found in Part II, Item 8, "Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements in the Annual Report on Form 10-K for the year ended September 28, 2019.

(2) Ms. O'Brien's annual cash incentive payout for 2019 reflects an adjustment under our annual cash incentive program for named executive officers as a result for her mid-year promotion to her current role. Prior to Ms. O'Brien's promotion on February 5, 2019, she participated in Apple's other performance-based cash bonus programs offered to our Vice Presidents. The amount shown in column (c) reflects pro-rated threshold bonus amounts of $32,500 under the Vice President and Director Quarterly Bonus Plan ("Quarterly Bonus Plan") and $750,000 under our annual cash incentive program for named executive officers. The amount shown in column (d) reflects pro-rated target bonus amounts of $56,875 under the Quarterly Bonus Plan, $24,375 under the Vice President Annual Bonus Plan ("Annual Bonus Plan"), and $1,500,000 under our annual cash incentive program for named executive officers. The amount shown in column (e) reflects pro-rated maximum bonus amounts of $81,250 under the Quarterly Bonus Plan, $32,500 under the Annual Bonus Plan, and $3,000,000 under our annual cash incentive program for named executive officers. The quarterly and annual goals for the Quarterly Bonus Plan and Annual Bonus Plan are based on Apple's net sales and operating income and are established by the Compensation Committee, at its discretion.

(3) All of the 2019 RSU Awards granted to Ms. Ahrendts and her 2019 annual cash incentive opportunity were canceled upon her departure from Apple.

Description of Plan-Based Awards

Non-Equity Incentive Plan Awards. Each of the "Non-Equity Incentive Plan Awards" shown in the table entitled "Grants of Plan-Based Awards – 2019" was granted under the Apple Inc. 2014 Employee Stock Plan (the "2014 Plan"), which provides flexibility to grant cash incentive awards and equity awards; however, as described in that table and accompanying footnotes, the cash incentive opportunities awarded to Ms. O'Brien prior to her promotion on February 5, 2019 were granted under Apple's other performance-based cash bonus programs offered to our Vice Presidents. The material terms of the 2019 non-equity incentive awards granted under the 2014 Plan are described under "Executive Compensation – Compensation Discussion and Analysis" in the section entitled "2019 Annual Cash Incentive."

All Other Stock Awards. Each of the time-based and performance-based RSUs shown in the table entitled "Grants of Plan-Based Awards – 2019" was granted under, and is subject to, the terms of the 2014 Plan. The Compensation Committee administers the 2014 Plan.

Time-Based RSUs. The material terms of the time-based RSUs granted to Ms. Adams, Ms. Ahrendts, Mr. Maestri, and Mr. Williams, and the time-based RSUs granted to Ms. O'Brien in connection with her promotion, are described under "Executive Compensation – Compensation Discussion and Analysis" in the section entitled "Other Named Executive Officers' Long-Term Equity Awards." The time-based RSUs granted to Ms. O'Brien on September 30, 2018, prior to her promotion, vest over four years, in eight equal semi-annual installments commencing on April 15, 2019, subject to continued employment with Apple through each applicable vesting date.

Performance-Based RSUs. The material terms of the performance-based RSUs granted to Mr. Maestri, Ms. Adams, Ms. Ahrendts, Ms. O'Brien, and Mr. Williams are described under "Executive Compensation – Compensation Discussion and Analysis" in the section entitled "Other Named Executive Officers' Long-Term Equity Awards."

Outstanding Equity Awards at 2019 Year-End

The following table shows information regarding the outstanding equity awards held by each of the named executive officers as of September 28, 2019.

Name (a)	Grant Date (b)	Number of Shares or Units of Stock That Have Not Vested (#)(c)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)(d)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(e)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)(f)
Tim Cook	8/24/2011	1,260,000[2]	275,713,200	560,000[2]	122,539,200
Luca Maestri	10/5/2015	36,107[3]	7,900,934	—	—
	10/14/2016	56,675[4]	12,401,624	64,654[4][5]	14,147,588
	10/1/2017	—	—	64,885[6][5]	14,198,136
	10/15/2017	63,699[7]	13,938,615	—	—
	9/30/2018	44,299[8]	9,693,507	44,299[8][5]	9,693,507
Kate Adams	11/13/2017	28,740[9]	6,288,887	57,482[9][5]	12,578,211
	9/30/2018	44,299[8]	9,693,507	44,299[8][5]	9,693,507
Deirdre O'Brien	10/5/2015	7,334[10]	1,604,826	—	—
	10/14/2016	20,721[11]	4,534,169	—	—
	10/15/2017	27,867[12]	6,097,857	—	—
	9/30/2018	29,071[13]	6,361,316	—	—
	2/5/2019	23,922[14]	5,234,612	23,922[14][5]	5,234,612
Jeff Williams	10/5/2015	36,107[3]	7,900,934	—	—
	10/14/2016	56,675[4]	12,401,624	64,654[4][5]	14,147,588
	10/1/2017	—	—	64,885[6][5]	14,198,136
	10/15/2017	63,699[7]	13,938,615	—	—
	9/30/2018	44,299[8]	9,693,507	44,299[8][5]	9,693,507
Angela Ahrendts[15]	—	—	—	—	—

(1) The dollar amounts shown in columns (d) and (f) are determined by multiplying the number of shares or units shown in column (c) or (e), as applicable, by $218.82, the closing price of Apple's common stock on September 27, 2019, the last trading day of Apple's fiscal year.

(2)   700,000 time-based RSUs subject to this award are scheduled to vest on August 24, 2021, provided that Mr. Cook continues to be employed with Apple through the vesting date. The remaining 560,000 time-based RSUs and 560,000 performance-based RSUs subject to this award are scheduled to vest in two annual installments commencing on August 24, 2020, provided that Mr. Cook continues to be employed with Apple through the applicable vesting date and, with respect to a portion of each installment, that the applicable performance condition is satisfied. As described under "Executive Compensation – Compensation Discussion and Analysis," between 0% and 100% of the target number of performance-based RSUs vest depending on Apple's Relative TSR compared to the other companies in the S&P 500 for the entire relevant performance period.

(3)   The time-based RSUs subject to this award are scheduled to vest on April 1, 2020, provided that the officer continues to be employed with Apple through the applicable vesting date.

(4)   The time-based RSUs subject to this award are scheduled to vest in two annual installments commencing on April 1, 2020, provided that the officer continues to be employed with Apple through the applicable vesting date. In addition, a maximum of 200% of the 64,654 target number of performance-based RSUs subject to this award (totaling 129,308 performance-based RSUs) vested on October 1, 2019 based on Apple's Relative TSR compared to other companies in the S&P 500 over the relevant performance period.

(5)   The target number of performance-based RSUs is shown. As described under "Executive Compensation – Compensation Discussion and Analysis," in each case, between 0% and 200% of the target number of performance-based RSUs vest depending on Apple's Relative TSR compared to the other companies in the S&P 500 over the relevant performance period.

(6)   The performance-based RSUs subject to this award are scheduled to vest on October 1, 2020, provided that the officer continues to be employed with Apple through the vesting date and that the applicable performance condition is satisfied.

(7)   The time-based RSUs subject to this award are scheduled to vest in three annual installments commencing on April 1, 2020, provided that the officer continues to be employed with Apple through the applicable vesting date.

(8)   The time-based RSUs subject to this award are scheduled to vest in three annual installments commencing on April 1, 2021, provided that the officer continues to be employed with Apple through the applicable vesting date. The performance-based RSUs subject to this award are scheduled to vest on October 1, 2021, provided that the officer continues to be employed with Apple through the vesting date and that the applicable performance condition is satisfied.

(9)   One-half of the time-based RSUs subject to this award vested on November 13, 2019 and the remainder of these time-based RSUs is scheduled to vest on November 13, 2020, provided that Ms. Adams continues to be employed with Apple through the applicable vesting date. The performance-based RSUs subject to this award are scheduled to vest on October 1, 2020, provided that Ms. Adams continues to be employed with Apple through the vesting date and that the applicable performance condition is satisfied.

(10)   The time-based RSUs subject to this award vested on October 15, 2019.

(11)   One-third of the time-based RSUs subject to this award vested on October 15, 2019 and the remainder of these time-based RSUs are scheduled to vest in two semi-annual installments commencing on April 15, 2020, provided that Ms. O'Brien continues to be employed with Apple through the applicable vesting date.

(12) One-fifth of the time-based RSUs subject to this award vested on October 15, 2019 and the remainder of these time-based RSUs are scheduled to vest in four semi-annual installments commencing on April 15, 2020, provided that Ms. O'Brien continues to be employed with Apple through the applicable vesting date.

(13) One-seventh of the time-based RSUs subject to this award vested on October 15, 2019 and the remainder of these time-based RSUs are scheduled to vest in six semi-annual installments commencing on April 15, 2020, provided that Ms. O'Brien continues to be employed with Apple through the applicable vesting date.

(14) The time-based RSUs subject to this award are scheduled to vest in three annual installments commencing on August 5, 2021, provided that Ms. O'Brien continues to be employed with Apple through the applicable vesting date. The performance-based RSUs subject to this award are scheduled to vest on October 1, 2021, provided that Ms. O'Brien continues to be employed with Apple through the vesting date and that the applicable performance condition is satisfied.

(15) All unvested RSUs granted to Ms. Ahrendts were canceled upon her departure from Apple.

Stock Vested – 2019

The following table shows information regarding the vesting during 2019 of RSUs previously granted to the named executive officers. No options were exercised by any named executive officer during 2019.

	Stock Awards	
Name (a)	Number of Shares Acquired on Vesting (#)(b)	Value Realized on Vesting[1] ($)(c)
Tim Cook	560,000	113,478,400
Luca Maestri	235,928	51,715,960
Kate Adams	14,371	2,803,064
Deirdre O'Brien	50,610	10,872,477
Jeff Williams	235,928	51,715,960
Angela Ahrendts	235,928	51,715,960

(1) The dollar amounts shown in column (c) are determined by multiplying the number of shares that vested by the per share closing price of Apple's common stock on the vesting date, plus dividend equivalents attributable to such shares in the amount of $1,895,470 each for Mr. Maestri, Mr. Williams, and Ms. Ahrendts; $40,526 for Ms. Adams; and $306,464 for Ms. O'Brien. At Mr. Cook's request, none of his RSUs participate in dividend equivalents.

Potential Payments Upon Termination or Change of Control

We do not have any severance arrangements with our named executive officers, and none of the equity awards granted to the named executive officers under Apple's equity incentive plans provide for acceleration in connection with a change of control or a termination of employment, other than as noted below in connection with death or disability.

Equity Acceleration upon Death or Disability

Time-Based RSUs. Time-based RSUs provide for partial accelerated vesting of the RSUs scheduled to vest on the next applicable vesting date following termination of employment due to disability and for full accelerated vesting upon death.

Performance-Based RSUs. Performance-based RSUs provide for a partial waiver of the service vesting condition upon the death or disability of the award recipient, with the number of shares that vest determined at the end of the performance period, based on actual performance results and the recipient's dates of employment during the performance period.

The following table shows the estimated amounts that the named executive officers would have become entitled to under the terms of all outstanding RSUs had their employment terminated due to either death or disability on September 27, 2019, the last business day of Apple's 2019 fiscal year. The estimated values for performance-based RSUs are shown at the maximum potential payout amounts.

Name	Estimated Total Value of Equity Acceleration upon Death[1] ($)	Estimated Total Value of Equity Acceleration upon Disability[1] ($)
Tim Cook	340,728,561	165,413,259
Luca Maestri	101,330,588	68,671,473
Kate Adams	39,814,536	27,752,548
Deirdre O'Brien	26,969,520	8,224,758
Jeff Williams	101,330,588	68,671,473
Angela Ahrendts[2]	—	—

(1) The dollar amounts are determined by (i) multiplying the number of RSUs that would have been subject to accelerated vesting if the officer had died or become disabled on September 27, 2019, as applicable, by $218.82, the closing price of Apple's common stock on that date; and (ii) then adding any accumulated dividend equivalents attributable to any such RSUs on that date.

(2) Ms. Ahrendts was not serving as a named executive officer as of September 27, 2019, the last business day of Apple's 2019 fiscal year, due to her departure from Apple. All outstanding unvested RSUs previously granted to Ms. Ahrendts were canceled upon her departure from Apple.

CEO Pay Ratio – 2019

The 2019 annual total compensation of our CEO was $11,555,466, the 2019 annual total compensation of our median compensated employee was $57,596, and the ratio of these amounts is 201 to 1.

We determined our median compensated employee by using base salary, bonuses, commissions, and grant date fair value of equity awards granted to employees in 2019 as our consistently applied compensation measure. We applied this measure to our global employee population as of September 28, 2019, the last day of our 2019 fiscal year, and annualized base salaries for permanent full-time and part-time employees that did not work the full year. Once we determined our median compensated employee using these measures, we calculated the employee's 2019 annual total compensation using the same methodology that is used to calculate our CEO's annual total compensation in the table entitled "Summary Compensation Table – 2019, 2018, and 2017."

Proposals

This section sets out each item of business for the Annual Meeting and the Board's voting recommendation.

Proposal No. 1 – Election of Directors

The Board has nominated directors Bell, Cook, Gore, Jung, Levinson, Sugar, and Wagner to be elected to serve on our Board until the next annual meeting of shareholders and until their successors are duly elected and qualified.

At the Annual Meeting, proxies cannot be voted for a greater number of individuals than the seven nominees named in this Proxy Statement. Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the proxy card or, if no direction is made, for the election of the Board's seven nominees.

The term of any incumbent director who does not receive the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum, and has not earlier resigned, will end on the date that is the earlier of (a) 90 days after the date on which the voting results for the Annual Meeting are determined by the inspector of election, or (b) the date on which the Board selects a person to fill the office held by that director in accordance with Apple's bylaws.

Each of the directors nominated by the Board has consented to serving as a nominee, being named in this Proxy Statement, and serving on the Board if elected. Each director elected at the Annual Meeting will be elected to serve a one-year term. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxy holders may vote for any nominee designated by the present Board to fill the vacancy.

There are no family relationships among Apple's executive officers and directors.

For more information on the director nominees, please see the biographies of the director nominees beginning on page 19.

The Board recommends that shareholders vote FOR the election of directors Bell, Cook, Gore, Jung, Levinson, Sugar, and Wagner.

Vote Required

Apple has implemented majority voting in uncontested elections of directors. Accordingly, Apple's bylaws provide that in an uncontested election of directors the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum is required to elect a director.

Proposal No. 2 – Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has re-appointed Ernst & Young LLP as Apple's independent registered public accounting firm and as auditors of Apple's consolidated financial statements for 2020. Ernst & Young has served as Apple's independent registered public accounting firm since 2009. The Audit Committee reviews the performance of the independent registered public accounting firm annually.

At the Annual Meeting, our shareholders are being asked to ratify the appointment of Ernst & Young as Apple's independent registered public accounting firm for 2020. In the event of a negative vote on this proposal, the Audit Committee will reconsider its selection. Even if this appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of Apple and its shareholders. Representatives of Ernst & Young are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and will be available to respond to questions.

Fees Paid to Auditors

The following table shows the fees billed by Apple's independent registered public accounting firm for the years ended September 28, 2019 and September 29, 2018.

Ernst & Young	2019 ($)	2018 ($)
Audit Fees[1]	17,208,700	17,266,600
Audit–Related Fees[2]	942,400	1,008,700
Tax Fees[3]	3,019,100	2,306,000
All Other Fees[4]	115,000	107,500
Total	21,285,200	20,688,800

(1)   Audit fees relate to professional services rendered in connection with the audit of Apple's annual financial statements and internal control over financial reporting, quarterly review of financial statements, and audit services provided in connection with other statutory and regulatory filings.

(2)   Audit-related fees relate to professional services that are reasonably related to the performance of the audit or review of Apple's financial statements.

(3)   Tax fees relate to professional services rendered in connection with tax compliance and preparation relating to tax returns and tax audits, as well as for tax consulting and planning services.

(4)   All other fees relate to professional services not included in the categories above, including services related to other regulatory reporting requirements.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

Apple maintains an auditor independence policy that, among other things, prohibits Apple's independent registered public accounting firm from performing non-financial consulting services, such as information technology consulting and internal audit services. This policy mandates that the Audit Committee approve in advance the audit and permissible non-audit services to be performed by the independent registered public accounting firm and the related budget, and that the Audit Committee be provided with quarterly reporting on actual spending. This policy also mandates that Apple may not enter into engagements with Apple's independent registered public accounting firm for non-audit services without the express pre-approval of the Audit Committee. In accordance with this policy, the Audit Committee pre-approved all services performed by Apple's independent registered public accounting firm in 2019.

The Board recommends a vote FOR Proposal No. 2.

Vote Required

Approval of Proposal No. 2 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 3 – Advisory Vote to Approve Executive Compensation

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our shareholders have the opportunity to cast an annual advisory vote to approve the compensation of our named executive officers as disclosed pursuant to the SEC's compensation disclosure rules, which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables (a "say-on-pay" vote).

Our executive compensation program is designed to motivate and reward exceptional performance in a straightforward and effective way, while also recognizing the remarkable size, scope, and success of Apple's business. Apple reported another year of strong financial performance in 2019. We believe that the compensation of our named executive officers reflects and rewards their contributions to Apple's success and demonstrates alignment with Apple's annual financial results and the interests of our shareholders.

We encourage shareholders to read the Compensation Discussion and Analysis, beginning on page 30, which describes the details of our executive compensation program and the decisions made by the Compensation Committee in 2019.

At the 2019 annual meeting of shareholders, 94% of votes cast supported our executive compensation program. We have discussions with many of our shareholders regarding various corporate governance topics, including executive compensation, and related trends, such as environmental, social, and governance considerations. The Compensation Committee will continue to consider shareholder feedback and the results of say-on-pay votes when making future compensation decisions.

Shareholders are being asked to approve the following resolution at the Annual Meeting:

> **RESOLVED,** that the compensation paid to the named executive officers, as disclosed in this Proxy Statement pursuant to the SEC's executive compensation disclosure rules, which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables, is hereby approved.

As an advisory vote, this proposal is not binding on Apple, the Board, or the Compensation Committee. However, the Compensation Committee and the Board value the opinions expressed by shareholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding named executive officers.

It is expected that the next say-on-pay vote will occur at the 2021 annual meeting of shareholders.

The Board recommends a vote FOR Proposal No. 3.

Vote Required

Approval of Proposal No. 3 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 4 – Shareholder Proposal

Shareholder Proxy Access Amendments

RESOLVED: Shareholders of Apple, Inc. (the "Company" or "Apple") ask the board of directors (the "Board") to amend its "Proxy Access for Director Nominations" bylaw, and any other associated documents, to include the following changes or their equivalent for the purpose of increasing the potential number of nominees:

> The number of "Shareholder Nominees" eligible to appear in proxy materials shall be 20% of the directors then serving or 2, whichever is greater.

Supporting Statement: Current proxy access bylaws restrict Shareholder Nominees to 20% of directors rounded down to the nearest whole number. Apple has only 8 directors. 20% of 8, rounding down to the nearest whole number is 1. Therefore, Apple allows shareholders to nominate only one director, given the current board size.

The Council of Institutional Investors notes: "It is important that shareholder nominees have meaningful representation on the board, and in many or most cases, one director is insufficient to achieve that goal. Having at least two nominees helps ensure that the nominees, if elected, can serve on multiple committees and have greater opportunities to bring an independent perspective into board decisions." (Proxy Access: Best Practices 2017, https://corpgov.law.harvard.edu/2017/08/28/proxy-access-best-practices-2017/)

Sidley Austin reports that 89% of companies with proxy access allow either a minimum of 2 directors to be nominated or 25% of the board. Only 11% of companies have the same standard as Apple — 20% of the board with no minimum. (The Latest on Proxy Access, January 11, 2019, https://www.sidley.com/-/media/update-pdfs/2019/01/20190111-corporate-governance-update-w-appendices.pdf?la=en) However, the vast majority of companies with a similar standard to Apple's have boards of 10 or more, so 20% still yields at least 2 nominees. Only a very small minority of those 11%, like Arch Coal and EOG Resources (formerly known as Enron Oil & Gas Company), limit proxy access candidates to 1. Should this really be our peer group?

In favor of a similar proposal last year at Apple: Norges Bank, Nuveen, UBS Global, Legal & General, Alliance Bernstein, Parametric, Eaton Vance, Allianz, CalPERS, CalSTRS, PNC, MFS, AQR, New York State Teachers' Retirement System, Florida SBA, SWIB, BNP Paribas, OppenheimerFunds, USAA, ProShares, Colorado PERA, OPERS, Schroders, AXA, M&G, Parnassus, Robeco, Aviva, Gateway, CPPIB, Teacher Retirement System of Texas, BCI, Guggenheim, Kentucky Teachers, First Trust, Texas Education Agency, Mutual of America, Investec, Employees Retirement System of Texas, Saturna Capital, Gotham, Hermes, ProFund, New Mexico Education Retirement Board, Victory Capital, Crossmark, Domini, Trillium, Bridgeway, Boston Common, OMERS, Aberdeen Standard, Calvert, Christian Brothers, PRIM, LACERS, LACERA, New York City Pension Funds, Ohio SERS, Pennsylvania SERS, State of Connecticut Retirement Plans, State of Rhode Island, SURS, United Church Funds, University of California and others.

Apple has proxy access but is out of step with industry best practices, which allow shareholders to nominate up to 20% of the board or 2, whichever is greater.

Increase shareholder value
Vote for Shareholder Proxy Access Amendments – Proposal 4

Apple's Statement in Opposition to Proposal No. 4

The Board recommends a vote AGAINST Proposal No. 4.

Apple has received a proxy access proposal every year for the last six years and, in each case, the proposal failed to receive majority support. As in previous years, we continue to believe that the changes advocated by the proponent are not necessary because Apple shareholders already have an effective mechanism for proxy access. Apple has a small Board compared to many public companies, and if approved this proposal could have negative unintended consequences, putting the company and shareholder value at risk.

After careful consideration of the varying viewpoints offered by many of our shareholders, the Board amended Apple's bylaws to adopt proxy access in December 2015. The bylaws permit a shareholder, or a group of up to 20 shareholders, owning at least 3% of Apple's outstanding shares of common stock continuously for at least three years, to nominate and include in Apple's annual proxy materials director nominees constituting up to 20% of the Board, provided that the shareholder(s) and nominee(s) satisfy the procedural and eligibility requirements specified in the bylaws.

After closely monitoring proxy access developments and engaging with many of our largest shareholders, governance experts, and advisors to discuss evolving market practices and the preferences of our shareholders, the Board adopted enhancements to the "secondary" elements of the proxy access provisions in our bylaws in December 2016. These enhancements made it easier for shareholders to nominate proxy access candidates by eliminating the requirement that a nominating shareholder's loaned shares be recalled at the time the shareholder provides notice to Apple; eliminating the prohibition on re-nomination of a proxy access candidate if the candidate receives a low level of support at the annual meeting; limiting the circumstances under which the maximum number of proxy access candidates is reduced; extending the deadline by which nominating shareholders and proxy access candidates must provide certain information to Apple; narrowing the scope of a nominating shareholder's indemnification obligations; and limiting the discretion of the Board to unilaterally interpret the proxy access provisions. Our proxy access bylaws overall are well within the mainstream of public company practices and share similar features with the proxy access bylaws of many other companies.

We strongly believe increasing the potential level of Board representation to the greater of two directors and 20% of the Board could have unintended effects that could negatively impact shareholder value, including promoting the use of proxy access to lay the groundwork for effecting a change of control; encouraging the pursuit of special interests at the expense of a holistic, long-term strategic view; or otherwise disrupting the effective functioning of the Board.

Our Board has also shown an ongoing commitment to having highly qualified, independent voices in the boardroom through a robust director nomination and annual self-evaluation process. We are committed to ensuring effective, balanced corporate governance while also continually engaging with shareholders. The Board continues to believe that these objectives are being achieved through Apple's current governance processes and that changing our proxy access framework yet again, as outlined by the proposal, is unnecessary, unwarranted, and potentially detrimental to shareholder value.

For all of the reasons above, the Board recommends a vote AGAINST Proposal No. 4.

Vote Required

Approval of Proposal No. 4 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 5 – Shareholder Proposal

RESOLVED: Shareholders request the Board Compensation Committee prepare a report assessing the feasibility of integrating sustainability metrics into performance measures, performance goals or vesting conditions that may apply to senior executives under the Company's compensation incentive plans. Sustainability is defined as how environmental and social considerations, and related financial impacts, are integrated into corporate strategy over the long term.

SUPPORTING STATEMENT: Effectively managing for sustainability offers positive opportunities for companies and should be a key metric by which senior executives are judged. Linking sustainability metrics to executive compensation could reduce risks related to sustainability underperformance, incentivize employees to meet sustainability goals and achieve resultant benefits, and increase accountability. Metrics relevant to our Company could include indicators related to pressing issues such as: environmental impacts and waste, supply chain human rights and risk management, worker health and safety, diversity and inclusion, and data privacy and security.

WHEREAS: Numerous studies suggest companies that integrate environmental, social and governance (ESG) factors into their business strategy reduce reputational, legal and regulatory risks and improve long-term performance.

BlackRock, the largest asset manager in the world, said in 2017: "Environmental, social, and governance (ESG) factors relevant to a company's business can provide essential insights into management effectiveness and thus a company's long-term prospects."

Apple has taken steps to address ESG issues and provide public disclosure. However, our Company has not explicitly linked sustainability goals with senior executive incentives. Investors seek clarity on how Apple drives sustainability improvement and how that strategy is supported by executive accountability. Integrating sustainability into executive compensation assessments would enhance Apple's approach.

Many multi-national companies, including Intel, Alcoa, PepsiCo, and Mead Johnson, have integrated sustainability metrics into their executive pay incentive plans. Another prominent example is Royal Dutch Shell, which announced in December 2018 its plans to tie a portion of executive pay to concrete targets linked to the company's net carbon footprint.

The increasing incorporation of sustainability metrics into executive pay evaluative criteria stems from the growing recognition that sustainability strategies can drive growth, as well as enhance profitability and shareholder value.

The 2016 Glass Lewis report *In-Depth: Linking Compensation to Sustainability* found a "mounting body of research showing that firms that operate in a more responsible manner may perform better financially.... Moreover, these companies were also more likely to tie top executive incentives to sustainability metrics."

A Harvard Business School study of S&P 500 executives' pay packages found a positive relationship between the presence of explicit incentive compensation for corporate social responsibility (CSR) and firms' social performance (Hong, et al, 2015).

A 2012 guidance issued by the United Nations Principles for Responsible Investment and the UN Global Compact found "the inclusion of appropriate Environmental, Social and Governance (ESG) issues within executive management goals and incentive schemes can be an important factor in the creation and protection of long-term shareholder value."

Apple's Statement in Opposition to Proposal No. 5

The Board recommends a vote AGAINST Proposal No. 5.

Apple cares deeply about the people who build our products and the planet we all share. We are a market leader in responsible business practices and reporting. We hold ourselves and our suppliers to the highest standards to be stewards of our environment and ensure that the world and our business are safe for the next generation. And we share our work openly so others can follow our lead. Each year, we release a Supplier Responsibility Progress Report and an Environmental Responsibility Report, which disclose the efforts Apple has undertaken in achieving our goals regarding a host of different environmental, social, and governance issues. For example, we have delivered on our goal to cover 100% of our operations with 100% renewable electricity, and we have achieved a 35% reduction in our overall carbon footprint compared to 2015. In addition, 44 Apple suppliers have committed to power all of their Apple production with 100% renewable electricity, putting us on track to far exceed our goal to bring four gigawatts of new clean energy into our supply chain.

Apple's environmental leadership has been widely recognized. In 2019, the United Nations honored Apple with a UN Global Climate Action Award, and we were recognized by Ceres, a nonprofit that promotes environmental innovation in the corporate and investment communities.

Apple is also committed to ensuring that our employees, and the employees of our suppliers, are treated with dignity and respect. For example, since 2008, 3.6 million supply chain employees have participated in Apple's skill-building education programming. In addition, we are committed to help raise awareness of a person's rights at work at every step of our supply chain. Over 17.3 million employees have received training on their workplace rights under local labor laws and the human rights protections outlined in our Supplier Code of Conduct. These are but a few examples of the many efforts that have contributed to our reputation as a leader in this space. At Apple, we believe that we lead in innovation because we lead with our values. We are proud of the actions we have taken and will continue to take to promote our Apple Values – accessibility, education, environment, inclusion and diversity, privacy and security, and supplier responsibility – throughout our business. To learn more about our commitment to these principles, we encourage all of our shareholders to review the Supplier Responsibility Progress Report, the Environmental Responsibility Report, and other information about our Apple Values available on apple.com, as well as the section entitled "Apple Values" beginning on page 7 of this Proxy Statement.

Apple's executive compensation program is designed to motivate and reward exceptional performance in a straightforward and effective way, while also recognizing the remarkable size, scope, and success of Apple's business. We do this through incentives focused on commonly recognized measures of overall company performance and profitability that drive long-term shareholder value creation. Preparing a report to assess the feasibility of integrating sustainability metrics into the incentive compensation plans of our senior executives would not further the environmental and social ideals that we already embrace in our business practices.

An effective approach to "sustainability," as that term is defined by the proponent, requires more than simply tying executive compensation to the achievement of environmental, social, and governance goals. That is why, as a company, we already incorporate the Apple Values into our business strategy. These core values, and the behaviors they drive, are fundamental to how we operate our business for the long-term. Our commitment to these Apple Values is evident across our business practices and provides a more holistic and effective approach to these core principles than the limited measure proposed by the proponent.

Apple is dedicated to leaving the world better than we found it and to creating powerful tools for others to do the same. Our record and our unwavering commitment to accessibility, education, environment, inclusion and diversity, privacy and security, and supplier responsibility speaks for itself. It is neither necessary nor a good use of company resources to prepare a feasibility report on the narrow issue of executive compensation, when we are already addressing these critical issues in a much more fundamental way.

For all of the reasons above, the Board recommends a vote AGAINST Proposal No. 5.

Vote Required

Approval of Proposal No. 5 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 6 – Shareholder Proposal

Resolved: Shareholders of Apple Inc. ("Apple" or the "Company") request that the Board of Directors report annually to shareholders, at reasonable expense and excluding confidential and proprietary information, regarding the Company's policies on freedom of expression and access to information, including whether it has publicly committed to respect freedom of expression as a human right; the oversight mechanisms for formulating and administering policies on freedom of expression and access to information; and a description of the actions Apple has taken in the past year in response to government or other third-party demands that were reasonably likely to limit free expression or access to information.

SUPPORTING STATEMENT

Apple sells products and services in countries whose governments limit free expression and punish dissent. The government of China, a market accounting for 20% of Apple's net sales in 2018,[1] "suppress[es] politically sensitive speech" and "wrong-oriented" online content, according to Human Rights Watch, and blocks sites using a filtering system nicknamed the "Great Firewall."[2]

Apple has cooperated with requests made by the government of China to restrict free expression and access to information. In 2017, Apple removed almost all virtual private network (VPN) providers' apps from its Chinese App Store, following a request from the government of China. VPNs have been used by activists and others to circumvent the Great Firewall, leading to a ban on their private use. The U.N.'s special rapporteur on opinion and expression registered concern over Apple's move.[3] Such controversies are not likely to be limited to China: Russia and Turkey have also enacted curbs on VPNs, and Russian President Vladimir Putin recently signed legislation giving the government broad powers to punish speech.[4]

Apple removed 634 apps in 2018 for "legal violation," 517 of them in China. Apple disclosed that the "vast majority relate to illegal gambling or pornography,"[5] but did not indicate why the others were removed. Apple pulled The New York Times app from the Chinese App Store in 2017 following a request from the government of China. The Times' website had been blocked in China since a series of 2012 stories describing personal wealth amassed by the country's political elite.[6]

The 2019 Corporate Accountability Index by Ranking Digital Rights ("RDR") ranked Apple 7th among 12 "internet and mobile ecosystem companies." Although RDR gave Apple good marks for privacy, it criticized the Company's governance of freedom of expression issues, including its failure to commit publicly to respect freedom of expression as a human right, and its lack of transparency on policies and practices related to freedom of expression.[7] The information requested in this Proposal is intended to close those gaps. The Proposal would not elicit disclosure about actions, such as the removal of gambling or pornography apps, that are unrelated to free expression or access to information.

We urge shareholders to vote for this Proposal.

---

1 See Filing on Form 10-K filed on Nov. 5, 2018, at p. 23.

2 See https://www.hrw.org/world-report/2019/country-chapters/china-and-tibet#eaa21f

3 https://www.zdnet.com/article/un-special-rapporteur-apple-letter-china-vpn-demands/

4 https://arstechnica.com/tech-policy/2019/03/russia-makes-it-illegal-to-insult-officials-or-publish-fake-news/

5 https://www.apple.com/legal/transparency/cn.html

6 https://www.nytimes.com/2017/01/04/business/media/new-york-times-apps-apple-china.html

7 https://rankingdigitalrights.org/index2019/companies/apple/index/

Apple's Statement in Opposition to Proposal No. 6

The Board recommends a vote AGAINST Proposal No. 6.

Apple makes products that unleash creativity, that enable communication and sharing across borders, and that open pathways to innovation, collaboration, and entrepreneurship. Free expression is central to our company and its success, and we hold passionately to the belief that the world is made better when more people enjoy greater freedom in more places.

In the countries in which we operate, we have an obligation to comply with local laws and to protect the safety of our customers and employees. For example, local law may require us to limit the availability of a particular app in the App Store. In such cases, the government demanding removal of an app must present a basis in law, such as a statutory or regulatory requirement, or a valid court order.

In these instances, we prioritize engagement, advocating for the outcome we believe is in the best interests of our users. And, while we may disagree with certain decisions at times, we do not believe it would be in the best interests of our users to simply abandon markets, which would leave consumers with fewer choices and fewer privacy protections. We believe engaging and participating in markets enables us to advocate for policies and practices that are consistent with Apple's values.

Our Business Conduct Policy sets out the principles of responsible business conduct that define the way we do business worldwide. And, through the work of our Supplier Responsibility team, we strive to ensure that people throughout our supply chain have a safe and healthy workplace where they are treated with dignity and respect, and that the planet we all share is protected. Information about our commitment to the highest standards of business conduct is available at apple.com/supplier-responsibility.

We also work collaboratively with other companies, interested individuals, and non-governmental organizations devoted to the promotion and protection of human rights. Apple supports grassroots human rights defenders through our partnership with the Fund for Global Human Rights. The partnership, which expanded in 2019, focuses on supporting critical work facilitated by the Fund, including labor rights training, legal aid for victims of human rights abuses, and fighting for the release of illegally-detained activists.

Apple's Board plays a vital and important role in this work. Our Audit Committee, consisting entirely of independent directors, assists the Board in monitoring our significant business risks, including operational and reputational exposures that may relate to human rights and compliance with governmental laws, regulations, and orders. The additional report requested by this proposal is unnecessary based on the extensive information that is already publicly provided to our shareholders and users.

For all of the reasons above, the Board recommends a vote AGAINST Proposal No. 6.

Vote Required

Approval of Proposal No. 6 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Identification of Proponents

Each of Proposals No. 4 through No. 6 were submitted for the Annual Meeting by a shareholder or shareholders who have represented to Apple that they are a beneficial owner of at least $2,000 in market value of Apple's common stock. We will promptly provide you with the name, address, and, to our knowledge, the number of voting securities held by the proponents of the shareholder proposals, upon receiving a written or oral request directed to Apple's Secretary at One Apple Park Way, MS: 169-5GC, Cupertino, CA 95014 USA.

Other Matters

Apple knows of no other matters to be submitted to shareholders at the Annual Meeting, other than the proposals identified in this Proxy Statement. If any other matters properly come before shareholders at the Annual Meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby on such matters in accordance with their best judgment.

Other Information

This section includes the Audit and Finance Committee Report, information about stock ownership and our equity compensation plans, and other general information.

Audit and Finance Committee Report

As of October 25, 2019, the date of this report, the Audit and Finance Committee consisted of four members: Ron Sugar, who serves as the Chair of the Committee, James Bell, Art Levinson, and Sue Wagner. Each member is an independent director under Nasdaq and SEC rules, and meets the standards for committee independence as set forth in Apple's Corporate Governance Guidelines. The Audit and Finance Committee has the duties and powers described in its written charter adopted by the Board. A copy of the charter is available on Apple's website at investor.apple.com/leadership-and-governance.

The Audit and Finance Committee assists the Board's oversight and monitoring of:

- Apple's financial statements and other financial information provided by Apple to its shareholders and others;
- compliance with legal, regulatory, and public disclosure requirements;
- the independent auditors, including their qualifications and independence;
- Apple's system of internal controls, including the internal audit function;
- treasury and finance matters;
- enterprise risk management, privacy, and data security; and
- the auditing, accounting, and financial reporting process generally.

The Audit and Finance Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of Apple's financial statements.

The Audit and Finance Committee is responsible for the appointment, compensation, retention, and oversight of the work performed by Apple's independent registered public accounting firm, Ernst & Young LLP. In fulfilling its oversight responsibility, the Audit and Finance Committee carefully reviews the policies and procedures for the engagement of the independent registered public accounting firm, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors, and the extent to which the independent registered public accounting firm may be retained to perform non-audit services.

Apple maintains an auditor independence policy that, among other things, prohibits Apple's independent registered public accounting firm from performing non-financial consulting services, such as information technology consulting and internal audit services. This policy mandates that the Audit and Finance Committee approve in advance the audit and permissible non-audit services to be performed by the independent registered public accounting firm and the related budget, and that the Audit and Finance Committee be provided with quarterly reporting on actual spending. This policy also mandates that Apple may not enter into engagements with Apple's independent registered public accounting firm for non-audit services without the express pre-approval of the Audit and Finance Committee.

The Audit and Finance Committee has reviewed and discussed the audited financial statements for the year ended September 28, 2019 with Apple's management and Ernst & Young. The Audit and Finance Committee has also discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The Audit and Finance Committee also has received and reviewed the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit and Finance Committee concerning independence, and has discussed with Ernst & Young its independence.

Based on the reviews and discussions referred to above, the Audit and Finance Committee recommended to the Board that the financial statements referred to above be included in Apple's Annual Report on Form 10-K for the year ended September 28, 2019 for filing with the SEC.


Members of the Audit and Finance Committee

Ron Sugar (Chair) | James Bell | Art Levinson | Sue Wagner


Security Ownership of Certain Beneficial Owners and Management

The following table shows information as of January 2, 2020 (the "Table Date"), unless otherwise indicated, regarding the beneficial ownership of Apple's common stock by: (i) each person known to Apple to beneficially own more than 5% of the outstanding shares of Apple's common stock based solely on Apple's review of filings with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act; (ii) each director and nominee; (iii) each named executive officer listed in the table entitled "Summary Compensation Table – 2019, 2018, and 2017" under the section entitled "Executive Compensation"; and (iv) all current directors and executive officers as a group. As of the Table Date, 4,384,027,000 shares of Apple's common stock were issued and outstanding. Unless otherwise indicated, all persons named as beneficial owners of Apple's common stock have sole voting power and sole investment power with respect to the shares indicated as beneficially owned.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned[1]	Percent of Common Stock Outstanding
The Vanguard Group	338,533,988[2]	7.72%
BlackRock, Inc.	296,598,349[3]	6.77%
Berkshire Hathaway Inc. / Warren E. Buffett	255,300,329[4]	5.82%
Kate Adams	22,639[5]	*
Angela Ahrendts	30,848	*
James Bell	7,716[6]	*
Tim Cook	847,969[7]	*
Al Gore	115,014[8]	*
Andrea Jung	33,548[9]	*
Art Levinson	1,148,712[10]	*
Luca Maestri	27,448[11]	*
Deirdre O'Brien	33,852[12]	*
Ron Sugar	24,714[13]	*
Sue Wagner	14,809[14]	*
Jeff Williams	122,195[15]	*
All current executive officers and directors as a group (11 persons)	2,398,616[16]	*

(1) Represents shares of Apple's common stock held, options held that were exercisable at the Table Date or within 60 days thereafter, and RSUs held that will vest within 60 days after the Table Date. Does not include RSUs that vest more than 60 days after the Table Date. RSUs are awards granted by Apple and payable, subject to vesting requirements, in shares of Apple's common stock.

(2) Represents shares of Apple's common stock beneficially owned as of December 31, 2018, based on a Schedule 13G/A filed with the SEC on February 11, 2019, by The Vanguard Group. In such filing, The Vanguard Group lists its address as 100 Vanguard Blvd., Malvern, PA 19355, and indicates that it has sole voting power with respect to 5,717,932 shares of Apple's common stock, shared voting power with respect to 1,077,730 shares of Apple's common stock, sole dispositive power with respect to 331,851,712 shares of Apple's common stock, and shared dispositive power with respect to 6,682,276 shares of Apple's common stock.

(3) Represents shares of Apple's common stock beneficially owned as of December 31, 2018, based on a Schedule 13G/A filed with the SEC on February 4, 2019, by BlackRock, Inc. In such filing, BlackRock, Inc. lists its address as 55 East 52nd Street, New York, NY 10055, and indicates that it has sole voting power with respect to 255,848,939 shares of Apple's common stock, and sole dispositive power with respect to 296,598,349 shares of Apple's common stock.

(4) Represents shares of Apple's common stock beneficially owned as of December 31, 2018, based on the Schedule 13G filed with the SEC on February 14, 2019 by Warren E. Buffett, Berkshire Hathaway Inc. and certain other reporting persons. In such filing, Mr. Buffett and Berkshire Hathaway list their address as 3555 Farnam Street, Omaha, NE 68131, and indicate that they have voting and dispositive power over all shares beneficially owned.

(5) Excludes 251,850 RSUs held by Ms. Adams that are not scheduled to vest within 60 days after the Table Date.

(6) Includes 1,429 RSUs held by Mr. Bell that are scheduled to vest on February 1, 2020.

(7) Represents 847,969 shares of Apple's common stock held in the name of Mr. Cook's trust and excludes 1,820,000 RSUs held by Mr. Cook that are not scheduled to vest within 60 days after the Table Date.

(8) Includes 32,889 shares of Apple's common stock that Mr. Gore has the right to acquire by exercise of stock options and 1,429 RSUs held by Mr. Gore that are scheduled to vest on February 1, 2020.

(9) Includes 9,590 shares of Apple's common stock that Ms. Jung has the right to acquire by exercise of stock options and 1,429 RSUs held by Ms. Jung that are scheduled to vest on February 1, 2020.

(10) Includes 14,000 shares of Apple's common stock held by Dr. Levinson's spouse and 1,429 RSUs held by Dr. Levinson that are scheduled to vest on February 1, 2020.

(11) Excludes 401,364 RSUs held by Mr. Maestri that are not scheduled to vest within 60 days after the Table Date.

(12) Excludes 200,270 RSUs held by Ms. O'Brien that are not scheduled to vest within 60 days after the Table Date.

(13) Includes 1,429 RSUs held by Dr. Sugar that are scheduled to vest on February 1, 2020.

(14) Includes 1,800 shares of Apple's common stock held by Ms. Wagner's spouse and 1,429 RSUs held by Ms. Wagner that are scheduled to vest on February 1, 2020.

(15) Includes 13,986 shares of Apple's common stock held in the name of Mr. Williams' family trust and excludes 401,364 RSUs held by Mr. Williams that are not scheduled to vest within 60 days after the Table Date.

(16) Includes 42,479 shares of Apple's common stock that directors have the right to acquire by exercise of stock options and 8,574 RSUs held by directors that are scheduled to vest within 60 days after the Table Date. As of the Table Date, no executive officer held any stock options or any RSUs scheduled to vest within 60 days after the Table Date. Excludes 3,074,848 RSUs held by executive officers that are not scheduled to vest within 60 days after the Table Date.

* Represents less than 1% of the issued and outstanding shares of Apple's common stock as of the Table Date.

Equity Compensation Plan Information

The following table shows information, as of September 28, 2019, regarding shares of Apple's common stock authorized for issuance under Apple's equity compensation plans. As of September 28, 2019, other than as described below, no equity securities were authorized for issuance under equity compensation plans not approved by shareholders.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1] ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders[2]	81,760,959[3]	23.43	278,499,890[4]

(1) The weighted-average exercise price is calculated based solely on the exercise prices of the outstanding options and do not reflect the shares that will be issued upon the vesting of outstanding awards of RSUs, which have no exercise price.

(2) This table does not include equity awards that have been assumed by Apple in connection with the acquisition of other companies. As of September 28, 2019, an additional 42,530 shares of Apple's common stock were subject to outstanding stock options assumed in connection with acquisitions of other companies (with a weighted average exercise price of $6.07 per share). Shares issued in respect of these assumed awards do not count against the share limits of the 2014 Plan.

(3) This number includes the following: 79,811,701 shares subject to outstanding awards granted under the 2014 Plan, of which 122,093 shares were subject to outstanding options and 79,689,608 shares were subject to outstanding RSU awards, with the number of outstanding performance-based RSUs calculated at 100% of the target number of shares subject to each award; 1,827,921 shares subject to outstanding awards granted under the Apple Inc. 2003 Employee Stock Plan, of which 8,985 shares were subject to outstanding options and 1,818,936 shares were subject to outstanding RSU awards, with the number of outstanding performance-based RSUs calculated at 100% of the number of shares subject to the award; and 121,337 shares subject to outstanding awards granted under the Non-Employee Director Stock Plan, of which 112,763 shares were subject to outstanding options and 8,574 shares were subject to outstanding RSU awards.

(4) This number includes 246,380,121 shares available for issuance under the 2014 Plan; 31,055,202 shares reserved for issuance under the Apple Inc. Employee Stock Purchase Plan; and 1,064,567 shares available for issuance under the Non-Employee Director Stock Plan. Shares issued in respect of awards other than stock options and stock appreciation rights granted under the 2014 Plan and the Non-Employee Director Stock Plan, and purchase rights granted under the Apple Inc. Employee Stock Purchase Plan, count against the shares available for grant under the applicable plan as two shares for every share granted.

General Information

2020 Annual Meeting of Shareholders

Steve Jobs Theater
Apple Park
Cupertino, California 95014

February 26, 2020
9:00 a.m. Pacific Time

The Record Date for the Annual Meeting is January 2, 2020. Only shareholders of record as of the close of business on this date are entitled to vote at the Annual Meeting.

You are invited to vote on the proposals described in this Proxy Statement because you were an Apple shareholder on the Record Date, January 2, 2020.

Apple is soliciting proxies for use at the Annual Meeting, including any postponements or adjournments.

In the interest of saving time and money, Apple has opted to provide the Annual Report on Form 10-K for the year ended September 28, 2019 in lieu of producing a glossy annual report.

Attending the Annual Meeting – Advance Registration Required

We are pleased to welcome shareholders to Steve Jobs Theater at Apple Park for the 2020 Annual Meeting. To accommodate as many attendees as possible, we have established a registration process. Shareholders will need to register in advance at proxyvote.com beginning at 8:00 a.m. Pacific Time on February 4, 2020. Registration will be on a first-come, first-served basis. Only shareholders as of the Record Date who have registered in advance and have a valid confirmation of registration will be admitted to the meeting. Receiving a legal proxy does not constitute registration for the meeting. Please note that due to space constraints and security concerns, we will not be able to provide access to the Annual Meeting or the Apple campus to any shareholders who have not registered in advance.

Your proxy materials will include a unique control number to be used at proxyvote.com to vote your shares and register to attend the meeting. If you have any questions about proxyvote.com or your control number, please contact the bank, broker, or other organization that holds your shares. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

No recording is allowed at the Annual Meeting. This includes photography, audio recording, and video recording. In addition, the use of mobile phones, tablets, or computers is strictly prohibited. Attendees are welcome to visit the Apple Park Visitor Center after the Annual Meeting, but we are not able to accommodate tours of the campus.

Even if you receive a valid confirmation of registration and plan on attending the Annual Meeting in person, we encourage you to vote your shares in advance using one of the methods described beginning on page 76 to ensure that your vote will be represented at the Annual Meeting. We reserve the right to revoke admission privileges or to eject an attendee for behavior likely to cause damage, injury, disruption, or annoyance or for failure to comply with reasonable requests or the rules of conduct for the meeting, including time limits applicable to attendees who are permitted to speak.

Proxy Materials

These materials were first sent or made available to shareholders on January 3, 2020, and include:

- The Notice of 2020 Annual Meeting of Shareholders

- This Proxy Statement for the Annual Meeting

- Apple's Annual Report on Form 10-K for the year ended September 28, 2019

If you requested printed versions by mail, these printed proxy materials also include the proxy card or voting instruction form for the Annual Meeting.

Proxy Materials are Available on the Internet

Apple uses the internet as the primary means of furnishing proxy materials to shareholders. We are sending a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") to our shareholders with instructions on how to access the proxy materials online or request a printed copy of the materials.

Shareholders may follow the instructions in the Notice of Internet Availability to elect to receive future proxy materials in print by mail or electronically by email. We encourage shareholders to take advantage of the availability of the proxy materials online to help reduce the environmental impact of our annual meetings and reduce Apple's printing and mailing costs.

Apple's proxy materials are also available at investor.apple.com.

Eliminating Duplicate Mailings

Apple has adopted a procedure called "householding." Under this procedure, Apple may deliver a single copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement and the Annual Report on Form 10-K for the year ended September 28, 2019 to multiple shareholders who share the same address, unless Apple has received contrary instructions from one or more of the shareholders. This procedure reduces the environmental impact of our annual meetings and reduces Apple's printing and mailing costs. Shareholders who participate in householding will continue to receive separate proxy cards. Upon written or oral request, Apple will deliver promptly a separate copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement and the Annual Report on Form 10-K for the year ended September 28, 2019 to any shareholder that elects not to participate in householding.

To receive, free of charge, a separate copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement or the Annual Report on Form 10-K for the year ended September 28, 2019, or separate copies of any future notice, proxy statement, or annual report, you may write or call Apple at the following physical address, phone number, or email address:

Apple Investor Relations
One Apple Park Way
MS 927-4INV
Cupertino, CA 95014 USA
Phone: (408) 974-3123
Email: investor_relations@apple.com

If you are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please contact the bank, broker, or other organization that holds your shares to request information about eliminating duplicate mailings.

Quorum for the Annual Meeting

Holders of a majority of the shares entitled to vote at the Annual Meeting must be present at the Annual Meeting in person or by proxy for the transaction of business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum if:

- You are entitled to vote and you are present in person at the Annual Meeting; or

- You have properly voted by proxy online, by phone, or by submitting a proxy card or voting instruction form by mail.

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. If a quorum is not present, we may propose to adjourn the Annual Meeting to solicit additional proxies and reconvene the Annual Meeting at a later date.

Inspector of Election

A representative of Broadridge Investor Communication Solutions, Inc. will serve as the inspector of election.

Proxy Solicitation Costs

Apple is paying the costs of the solicitation of proxies. Apple has retained Georgeson LLC to assist in the distribution of proxy materials and the solicitation of proxies from brokerage firms, fiduciaries, custodians, and other similar organizations representing beneficial owners of shares for the Annual Meeting. We have agreed to pay Georgeson a fee of approximately $15,500 plus out-of-pocket expenses. You may contact Georgeson at (866) 828-4304.

In addition to solicitations by mail, the proxy solicitor and Apple's directors, officers, and employees, without additional compensation, may solicit proxies on Apple's behalf in person, by phone, or by electronic communication.

Apple's Fiscal Year

Apple's fiscal year is the 52- or 53-week period that ends on the last Saturday of September. Apple's 2019 fiscal year included 52 weeks and ended on September 28, 2019. Information presented in this Proxy Statement is based on Apple's fiscal calendar.

Voting

Each share of Apple's common stock has one vote on each matter. Only "shareholders of record" as of the close of business on the Record Date are entitled to vote at the Annual Meeting. As of the Record Date, there were 4,384,027,000 shares of Apple's common stock issued and outstanding, held by 23,000 shareholders of record. In addition to shareholders of record of Apple's common stock, "beneficial owners of shares held in street name" as of the Record Date can vote using the methods described below.

Shareholders of Record. If your shares are registered directly in your name with Apple's transfer agent, Computershare Trust Company, N.A., you are the shareholder of record with respect to those shares.

Beneficial Owners of Shares Held in Street Name. If your shares are held in an account at a bank, broker, or other organization, then you are the "beneficial owner of shares held in street name." As a beneficial owner, you have the right to instruct the person or organization holding your shares how to vote your shares. Most individual shareholders are beneficial owners of shares held in street name.

Voting Procedures

There are four ways to vote:

- **Online.** You may vote by proxy by visiting proxyvote.com and entering the control number found in your Notice of Internet Availability. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

- **In Person.** You may vote in person at the Annual Meeting by requesting a ballot from an usher. Only eligible shareholders who have registered in advance and have a valid confirmation of registration will be admitted to the Annual Meeting.

  If you are a beneficial owner of shares held in street name and wish to vote in person at the Annual Meeting, in addition to registering to attend the meeting in person, you must also obtain a "legal proxy" from the organization that holds your shares. A legal proxy is a written document that authorizes you to vote your shares held in street name at the Annual Meeting. Please contact the organization that holds your shares for instructions regarding obtaining a legal proxy. You must bring a copy of the legal proxy to the Annual Meeting. In order for your vote to be counted, you must hand both the copy of the legal proxy and your completed ballot to an usher to be provided to the inspector of election.

- **Phone.** If you request printed copies of the proxy materials by mail, you will receive a proxy card or voting instruction form and you may vote by proxy by calling the toll-free number found on the card or form. The availability of phone voting may depend on the voting procedures of the organization that holds your shares.

- **Mail.** If you request printed copies of the proxy materials by mail, you will receive a proxy card or voting instruction form and you may vote by proxy by filling out the card or form and returning it in the envelope provided.

All shares represented by valid proxies received prior to the taking of the vote at the Annual Meeting will be voted and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder's instructions. Even if you receive a valid confirmation of registration and plan on attending the Annual Meeting in person, we encourage you to vote your shares in advance online, by phone, or by mail to ensure that your vote will be represented at the Annual Meeting.

Changing your Vote

You may revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting.

- **Online.** You may change your vote using the online voting method described above, in which case only your latest internet proxy submitted prior to the Annual Meeting will be counted.

- **In Person.** You may revoke your proxy and change your vote by attending the Annual Meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you properly vote at the Annual Meeting or specifically request that your prior proxy be revoked by delivering a written notice of revocation prior to the Annual Meeting to Apple's Secretary at One Apple Park Way, MS: 169-5GC, Cupertino, CA 95014 USA. Only eligible shareholders who have registered in advance and have a valid confirmation of registration will be admitted to the Annual Meeting.

- **Phone.** You may change your vote using the phone voting method described above, in which case only your latest telephone proxy submitted prior to the Annual Meeting will be counted.

- **Mail.** You may revoke your proxy and change your vote by signing and returning a new proxy card or voting instruction form dated as of a later date, in which case only your latest proxy card or voting instruction form received prior to the Annual Meeting will be counted.

Uninstructed Shares

Shareholders of Record. If you are a shareholder of record and you:

- Indicate when voting online or by phone that you wish to vote as recommended by the Board; or

- Sign and return a proxy card without giving specific voting instructions,

then the persons named as proxy holders, Kate Adams and Luca Maestri, will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as they may determine in their best judgment with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the broker that holds your shares with specific voting instructions, then such broker may generally vote your shares in their discretion on "routine" matters, but cannot vote on "non-routine" matters.

Routine and Non-Routine Proposals

The following proposal is considered a routine matter:

- The ratification of the appointment of Ernst & Young LLP as Apple's independent registered public accounting firm for 2020 (Proposal No. 2).

A broker or other nominee may generally vote in their discretion on routine matters, and therefore no broker non-votes are expected in connection with Proposal No. 2.

The following proposals are considered non-routine matters:

- Election of directors (Proposal No. 1);

- Advisory vote to approve executive compensation (Proposal No. 3); and

- Each of shareholder Proposals No. 4 through No. 6.

If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, that organization will inform the inspector of election that it does not have the authority to vote on the matter with respect to your shares. This is generally referred to as a "broker non-vote." Therefore, broker non-votes may exist in connection with Proposal No. 1 and Proposals No. 3 through No. 6.

Vote Required to Approve a Proposal

With respect to the election of directors (Proposal No. 1), Apple's bylaws provide that, in an uncontested election of directors, the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting; and (ii) a majority of the shares required to constitute a quorum is required to elect a director. An "uncontested election of directors" means an election of directors in which the number of candidates for election does not exceed the number of directors to be elected by the shareholders at that election.

Approval of Proposals No. 2 through No. 6 requires, in each case, the affirmative vote of both (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting; and (ii) a majority of the shares required to constitute a quorum.

Broker Non-Votes and Abstentions

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. Only "FOR" and "AGAINST" votes are counted for purposes of determining the votes received in connection with each proposal. Broker non-votes and abstentions will have no effect on determining whether the affirmative vote constitutes a majority of the shares present or represented by proxy and voting at the Annual Meeting.

In addition, for each proposal, the affirmative vote equal to a majority of the shares necessary to constitute a quorum is also required for approval. Therefore, broker non-votes and abstentions could prevent the election of a director or the approval of a proposal because they do not count as affirmative votes.

Confidentiality of Votes

Proxy instructions, ballots, and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Apple will not disclose the proxy instructions or ballots of individual shareholders, except:

- To allow for the tabulation and certification of votes;

- To facilitate a successful proxy solicitation;

- To assert claims for Apple;

- To defend claims against Apple; and

- As necessary to meet applicable legal requirements.

If you write comments on your proxy card or ballot, the proxy card or ballot may be forwarded to Apple's management and the Board to review your comments.

Tabulation and Reporting of Voting Results

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be tallied by the inspector of election after the taking of the vote at the Annual Meeting. Apple will publish the final voting results in a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

Director Nominations and Other Matters for the 2021 Annual Meeting of Shareholders

Proposals and director nominations must be sent either by mail to Apple's Secretary at One Apple Park Way, MS: 169-5GC, Cupertino, CA 95014 USA, or by email to shareholderproposal@apple.com.

Matters for Inclusion in the Proxy Materials for the 2021 Annual Meeting of Shareholders

Matters for inclusion in the proxy materials for the 2021 annual meeting of shareholders, other than nominations of directors, must be received on or before September 5, 2020. All proposals must comply with Rule 14a-8 under the Exchange Act.

Matters for Consideration at the 2021 Annual Meeting of Shareholders, but not for Inclusion in the Proxy Materials

Matters for consideration at the 2021 annual meeting of shareholders, but not for inclusion in the proxy materials, must be received no earlier than the close of business on October 29, 2020 and no later than the close of business on November 28, 2020. The proposal must be submitted by a shareholder of record and must set forth the information required by Apple's bylaws. If you are a beneficial owner of shares held in street name, you can contact the organization that holds your shares for information about how to register your shares directly in your name as a shareholder of record.

Nominations of Individuals for Election as Directors at the 2021 Annual Meeting of Shareholders Using Proxy Access

A shareholder, or group of up to 20 shareholders, that has owned continuously for at least three years shares of Apple stock representing an aggregate of at least 3% of our outstanding shares, may nominate and include in Apple's proxy materials director nominees constituting up to 20% of Apple's Board, provided that the shareholder(s) and nominee(s) satisfy the requirements in Apple's bylaws. Notice of proxy access director nominees must be received no earlier than the close of business on August 6, 2020 and no later than the close of business on September 5, 2020.

Nominations of Individuals for Election as Directors at the 2021 Annual Meeting of Shareholders, but not Included in the Proxy Materials

Director nominations that a shareholder intends to present at the 2021 annual meeting of shareholders, but does not intend to have included in Apple's proxy materials, must be received no earlier than the close of business on October 29, 2020 and no later than the close of business on November 28, 2020. Notice of director nominations must be submitted by a shareholder of record and must set forth the information required by Apple's bylaws. If you are a beneficial owner of shares held in street name, you can contact the organization that holds your shares for information about how to register your shares directly in your name as a shareholder of record.

Apple Inc.
One Apple Park Way
Cupertino, CA 95014 USA
Phone: (408) 996–1010

Dated: January 3, 2020





